UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                   For the date of 19 February, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                   Highlights - AIB Group Annual Results 2002

      Adjusted earnings per share EUR 123.0c, up 6% over 2001 market base(1)
                                  of EUR 116.0c

                         Attributable profit EUR 1,037m, up 4%(2)

                             Return on equity 22.4%
                           Tier 1 capital ratio 6.9%
                      Total dividend of EUR 49.06c, up 12%

                            Income/Costs gap + 2%(3)

                  Operating profit before provisions up 10%(2)
             Credit provision charge equals 0.37% of average loans
                      Other provisions increased to EUR 57m

                 Divisional operating profit before provisions
                              -AIB Bank ROI up 5%

                           Banking operations up 11%
                               Ark Life down 32%

                                   -USA up 4%
                            -AIB Bank GB & NI up 9%
                            -Capital Markets up 14%
                               -Poland up 36%(3)

AIB Group Chief Executive Michael Buckley said: '2002 was a year of slowing economies and difficult financial markets. AIB also had to deal with the foreign exchange trading fraud in Allfirst. The 6% growth in adjusted earnings per share represents a strong performance in these circumstances. Strong growth in customer revenues was combined with our longstanding prudent approach to risk assessment.

'Business volume growth in Ireland, Britain and Northern Ireland was very buoyant with significant market share gains. Our operating and credit risk management performance in Poland was good in a challenging business environment. The Allfirst business remains stable as we finalise the transition to M&T Bank. We look forward to another strong underlying profit performance in 2003.'

Footnotes (1) to (3) are outlined overleaf


                     Forward-Looking Statements

A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the ' forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit or other risks of lending and investment activities, competitive and regulatory factors and technology change.

Adjusted earnings per share

The 2001 results included the profit from the sale of AIB's interest in Keppel Capital Holdings Ltd ('KCH'), Poland restructuring costs, an additional unallocated credit provision. The following table shows the impact of the above items on the 2001 adjusted earnings per share as a base for 2002 comparison with 2001.


                                                                   Year             Year
                                                                   2002             2001
                                                                                  before               %
Adjusted earnings per share                                               exceptional(4)          Change

As reported                                                      123.0c           119.4c               3
Profit from the sale of AIB's interest in KCH                         -            10.8c
Poland restructuring costs                                            -           (2.3c)
Additional unallocated credit provision                               -           (5.1c)
Net impact on adjusted earnings per share                             -             3.4c

Underlying                                                       123.0c           116.0c               6


Footnotes (1) to (3) relate to performance highlights on the previous page

(1) 2001 adjusted to exclude the exceptional item (exceptional foreign exchange dealing losses - see note 6(b) for further details), the profit from the sale of AIB's interest in KCH, Poland restructuring costs and the additional unallocated credit provision.

(2) Excluding the exceptional item in 2001.

(3) Excluding restructuring and integration costs in continuing businesses.

(4) Exceptional foreign exchange dealing losses (see note 6(b)).



Allied Irish Banks,p.l.c.

--------------------------------------------------------------------------------
Allied Irish Banks, p.l.c. (AIB Group) today announced its results for the year ended 31 December 2002.

Profit attributable to ordinary shareholders amounted to EUR 1,037 million, a 114% increase over the year ended 31 December 2001. Profit attributable to ordinary shareholders in 2001 was reduced by exceptional foreign exchange dealing losses of EUR 513 million after taxation. Basic earnings per share for the year amounted to EUR 119.4c, an increase of 112%. Adjusted earnings per share, which excludes goodwill amortisation and the exceptional item in 2001, increased by 3% to EUR123.0c.

Dividend

--------------------------------------------------------------------------------
The Board is recommending a final dividend payable on 25 April 2003 of EUR 31.81c per share to shareholders on the Company's register of members at the close of business on 28 February 2003. The final dividend, together with the interim dividend of EUR 17.25c per share, amounts to a total dividend of EUR 49.06c per share, an increase of 12% on 2001.


For further information please contact:

Declan Mc Sweeney                     Alan Kelly                                      Catherine Burke
Chief Financial Officer               Head of Group Investor Relations                Head of Corporate Relations
Bankcentre                            Bankcentre                                      Bankcentre
Dublin                                Dublin                                          Dublin
353-1-660-0311                        353-1-660-0311                                  353-1-660-0311
Ext. 14954                            Ext. 12162                                      Ext. 13894


This results announcement and a detailed informative presentation can be viewed on our internet site at www.aibgroup.com/investorrelations



Financial highlights
for the year ended 31 December 2002



                                                                                  2002             2001             2000
                                                                                            Restated(1)
                                                                                 EUR m            EUR m            EUR m
Results
Total operating income                                                           3,930         3,751(2)         3,397(2)
Group profit before taxation                                                     1,375         1,366(2)         1,274(2)
Profit attributable                                                              1,037              484              784
Profit retained                                                                    563               41              379


Per EUR 0.32 ordinary share
Earnings - basic                                                                119.4c            56.2c            91.6c
Earnings - adjusted (note 13)                                                   123.0c           119.4c           106.7c
Earnings - diluted                                                              118.2c            55.9c            91.0c
Dividend                                                                        49.06c           43.80c           38.75c
Dividend cover - times                                                             2.4              1.3              2.3
Net assets                                                                        494c             551c             566c


Performance measures
Return on average total assets                                                   1.24%         1.23%(2)         1.26%(2)
Return on average ordinary shareholders' equity                                  22.4%         19.4%(2)         18.7%(2)


Balance sheet
Total assets                                                                    86,049           89,359           80,543
Shareholders' funds: equity interests                                            4,408            4,851            4,944
Total loans                                                                     58,483           57,445           50,239
Total deposits                                                                  72,190           72,813           65,210


Capital ratios
Tier 1 capital                                                                    6.9%             6.5%             6.3%
Total capital                                                                    10.1%            10.1%            10.8%


    (1) The results for the year ended 31 December 2001 have been restated to reflect the implementation of UITF Abstract 33 - Obligations in Capital Instruments.

    (2) Adjusted to exclude the exceptional foreign exchange dealing losses in 2001 (note 6(b)) and the impact of the deposit interest retention tax settlement in 2000 (note 5).



Consolidated profit and loss account
for the year ended 31 December 2002


                                                                                        2002          2001         2000
                                                                                               Restated(1)
                                                                          Notes        EUR m         EUR m        EUR m

Interest receivable:
     Interest receivable and similar income arising from
          debt securities and other fixed income securities                              946         1,198        1,140
     Other interest receivable and similar income                             3        3,807         4,148        3,987
          Less:interest payable                                               4      (2,402)       (3,088)      (3,105)
          Deposit interest retention tax                                      5            -             -        (113)

Net interest income                                                                    2,351         2,258        1,909
Other finance income                                                         10           62            67           71
Dividend income                                                                           14            11            6
Fees and commissions receivable                                                        1,301         1,258        1,101
Less:fees and commissions payable                                                      (138)         (128)        (108)
Dealing profits                                                            6(a)           77            92          103
Exceptional foreign exchange dealing losses                                6(b)            -         (789)            -
Other operating income                                                        7          263           193          202
Other income                                                                           1,517           637        1,304

Total operating income                                                                 3,930         2,962        3,284
     Before exceptional items                                                          3,930         3,751        3,397
     Exceptional foreign exchange dealing losses                           6(b)            -         (789)            -
     Deposit interest retention tax                                           5            -             -        (113)
Administrative expenses:
     Staff and other administrative expenses                               8(a)        2,098         2,051        1,826
     Restructuring and integration costs in continuing businesses          8(b)           13            38            -
                                                                                       2,111         2,089        1,826
Depreciation and amortisation                                                            207           195          171
Total operating expenses                                                               2,318         2,284        1,997

Group operating profit before provisions                                               1,612           678        1,287
     Before exceptional items                                                          1,612         1,467        1,400
     Exceptional foreign exchange dealing losses                           6(b)            -         (789)            -
     Deposit interest retention tax                                           5            -             -        (113)

Provisions for bad and doubtful debts                                        15          194           179          133
Provisions for contingent liabilities and commitments                                      2            19            2
Amounts written off/(written back) fixed asset investments                    9           55             6          (1)

Group operating profit - continuing activities                                         1,361           474        1,153
     Before exceptional items                                                          1,361         1,263        1,266
     Exceptional foreign exchange dealing losses                           6(b)            -         (789)            -
     Deposit interest retention tax                                           5            -             -        (113)

Income from associated undertakings                                                        9             4            3
Profit on disposal of property                                                             5             6            5
Profit on disposal of business                                               11            -            93            -

Group profit on ordinary activities before taxation (carried                           1,375           577        1,161
forward)
     Before exceptional items                                                          1,375         1,366        1,274
     Exceptional foreign exchange dealing losses                           6(b)            -         (789)            -
     Deposit interest retention tax                                           5            -             -        (113)



Consolidated profit and loss account (continued) for the year ended 31 December 2002


                                                                                           2002         2001        2000
                                                                                                 Restated(1)
                                                                            Notes         EUR m        EUR m       EUR m

Group profit on ordinary activities before taxation (brought forward)                     1,375          577       1,161
Taxation on ordinary activities                                                12           306           55         319

Group profit on ordinary activities after taxation                                        1,069          522         842
Equity and non-equity minority interests in subsidiaries                                     24           23          38
Dividends on non-equity shares                                                                8           15          20
                                                                                             32           38          58

Group profit attributable to the ordinary shareholders
of Allied Irish Banks, p.l.c.                                                             1,037          484         784
Dividends on equity shares                                                                  429          380         335
Transfer to reserves                                                                         45           63          70
                                                                                            474          443         405

Profit retained                                                                             563           41         379

Earnings per EUR 0.32 ordinary share - basic                                  13(a)        119.4c        56.2c       91.6c

Earnings per EUR 0.32 ordinary share - adjusted                               13(b)        123.0c       119.4c      106.7c

Earnings per EUR 0.32 ordinary share - diluted                                13(c)        118.2c        55.9c       91.0c


(1)The figures for 2001 have been restated to reflect the interest cost of the Reserve Capital Instruments as interest expense rather than 'Dividends on non-equity shares' in accordance with UITF 33.


Consolidated balance sheet
31 December 2002

                                                                                                   2002             2001
                                                                                  Notes           EUR m            EUR m

Assets
Cash and balances at central banks                                                                1,176            1,175
Items in course of collection                                                                     1,171            1,536
Central government bills and other eligible bills                                                    24               49
Loans and advances to banks                                                                       4,788            6,047
Loans and advances to customers                                                      14          53,447           51,216
Securitised assets                                                                                1,002            1,099
Less: non-returnable proceeds                                                                     (754)            (917)
                                                                                                    248              182
Debt securities                                                                      16          18,204           20,082
Equity shares                                                                                       246              332
Interests in associated undertakings                                                                 31               10
Intangible fixed assets                                                                             457              495
Tangible fixed assets                                                                             1,178            1,305
Own shares                                                                                          176              245
Other assets                                                                                      1,153            1,260
Deferred taxation                                                                                   245              417
Prepayments and accrued income                                                                      927            2,080
Pension assets                                                                       10               -              372
Long-term assurance business attributable to shareholders                            17             352              304

                                                                                                 83,823           87,107
Long-term assurance assets attributable to policyholders                             17           2,226            2,252

                                                                                                 86,049           89,359

Liabilities
Deposits by banks                                                                                16,137           13,223
Customer accounts                                                                    18          52,976           54,557
Debt securities in issue                                                                          3,077            5,033
Other liabilities                                                                                 2,591            3,272
Accruals and deferred income                                                                        829            2,159
Pension liabilities                                                                  10             537              117
Provisions for liabilities and charges                                                               60               71
Deferred taxation                                                                                   527              717
Subordinated liabilities                                                                          2,172            2,516
Equity and non-equity minority interests in subsidiaries                                            274              312
Share capital                                                                                       293              291
Share premium account                                                                             1,918            1,926
Reserves                                                                                            490              463
Profit and loss account                                                                           1,942            2,450
Shareholders' funds including non-equity interests                                                4,643            5,130

                                                                                                 83,823           87,107
Long-term assurance liabilities to policyholders                                     17           2,226            2,252

                                                                                                 86,049           89,359



Consolidated cash flow statement
for the year ended 31 December 2002

                                                                                     2002            2001           2000
                                                                                                 Restated
                                                                                    EUR m           EUR m          EUR m

Net cash (outflow)/inflow from operating activities                                 (121)             231          2,433


Dividends received from associated undertakings                                         1               4              -
Returns on investments and servicing of finance                                     (138)           (131)          (184)
Equity dividends paid                                                               (345)           (334)          (228)
Taxation                                                                            (280)           (242)          (199)
Capital expenditure and financial investment                                        1,379             700        (3,004)
Acquisitions and disposals                                                            (5)            (59)              2
Financing                                                                           (129)             208            164

Increase/(decrease) in cash                                                           362             377        (1,016)



                                                                                     2002            2001           2000
Reconciliation of Group operating profit to net                                                  Restated
cash (outflow)/inflow from operating activities                                     EUR m           EUR m          EUR m

Group operating profit                                                              1,361             474          1,153
Decrease/(increase) in prepayments and accrued income                               1,162           (199)          (607)
(Decrease)/increase in accruals and deferred income                               (1,191)             429            355
Provisions for bad and doubtful debts                                                 194             179            133
Provisions for contingent liabilities and commitments                                   2              19              2
Amounts written off/(written back) fixed asset investments                             55               6            (1)
Increase in other provisions                                                           16              19             11
Depreciation and amortisation                                                         207             202            171
Amortisation of own shares                                                              -               2              1
Profit on disposal of business                                                          -              93              -
Interest on subordinated liabilities                                                   83             133            155
Interest on Reserve Capital Instruments                                                38              35              -
Profit on disposal of debt securities and equity shares                             (117)            (21)           (23)
Averaged gains on debt securities held for hedging purposes                           (4)            (24)           (16)
Profit on disposal of associated undertakings                                         (1)             (1)            (5)
Amortisation of discounts on debt securities held as financial fixed                 (15)             (7)            (2)
assets
Increase in long-term assurance business                                             (48)            (66)           (72)

Net cash inflow from trading activities                                             1,742           1,273          1,255

Net increase in deposits by banks                                                   3,975             452          3,621
Net increase in customer accounts                                                   2,299           4,647          4,854
Net increase in loans and advances to customers                                   (6,129)         (4,281)        (5,812)
Net decrease/(increase) in loans and advances to banks                                982         (1,588)        (1,015)
Decrease in central government bills                                                   18             274            445
Net increase in debt securities and equity shares
held for trading purposes                                                         (1,180)         (1,394)          (710)
Net decrease/(increase) in items in course of collection                              174           (374)          (160)
Net (decrease)/increase in debt securities in issue                               (1,425)             533          (266)
Net (decrease)/increase in notes in circulation                                       (3)              44             23
(Increase)/decrease in other assets                                                  (28)             460          (595)
(Decrease)/increase in other liabilities                                            (521)             279            674
Effect of exchange translation and other adjustments                                 (25)            (94)            119

                                                                                  (1,863)         (1,042)          1,178

Net cash (outflow)/inflow from operating activities                                 (121)             231          2,433





Statement of total recognised gains and losses


                                                                                       2002            2001         2000
                                                                                      EUR m           EUR m        EUR m

Group profit attributable to the ordinary shareholders                                1,037             484          784
Currency translation differences on foreign currency net investments                  (341)             145          130
Actuarial loss recognised in retirement benefit schemes (note 10)                     (823)           (402)        (201)
Prior year adjustment (note 10(b))                                                        -             648            -

Total recognised (losses)/gains relating to the year                                  (127)             875          713




Reconciliation of movements in shareholders' funds

                                                                                       2002            2001         2000
                                                                                      EUR m           EUR m        EUR m

Group profit attributable to the ordinary shareholders                                1,037             484          784
Dividends on equity shares                                                              429             380          335

                                                                                        608             104          449
Other recognised (losses)/gains relating to the year                                  (387)             160          150
Actuarial loss recognised in retirement benefit schemes (note 10)                     (823)           (402)        (201)
New ordinary share capital subscribed                                                    39              37           27
Ordinary shares issued in lieu of cash dividend                                          76              23           78

Net (deduction from)/addition to shareholders' funds                                  (487)            (78)          503
Opening shareholders' funds                                                           5,130           5,208        4,705

Closing shareholders' funds                                                           4,643           5,130        5,208

Shareholders' funds:
     Equity interests                                                                 4,408           4,851        4,944
     Non-equity interests                                                               235             279          264

                                                                                      4,643           5,130        5,208




Note of historical cost profits and losses

Reported profits on ordinary activities before taxation would not be materially different if presented on an unmodified historical cost basis.


Commentary on results

Implementation of UITF Abstract 33 - Obligations in Capital Instruments (see note 1 of this release)

The Group has implemented UITF 33 in the accounts for the year ended 31 December 2002 and comparative periods have been restated. Implementation of the UITF results in AIB's EUR 500 million of Reserve Capital Instruments ('RCIs') being treated as subordinated liabilities rather than shareholders' funds. The related interest cost (2002: EUR 38 million; 2001: EUR 35 million) is now included in net interest income whereas previously the amount was shown as dividends on non-equity shares. This change in accounting treatment reduces pre-tax profit with no impact on earnings per share.


Summary profit and loss account


                                                                  Year         Year  Exceptional       Year            %
                                                                  2002         2001      Item(1)       2001       Change
                                                                             before                      as        excl.
                                                                        exceptional                restated  exceptional
                                                                 EUR m        EUR m        EUR m      EUR m

Net interest income                                              2,351        2,258            -      2,258            4
Other finance income                                                62           67            -         67           -7
Other income                                                     1,517        1,426        (789)        637            6

Total operating income                                           3,930        3,751        (789)      2,962            5

Staff costs                                                      1,391        1,348            -      1,348            3
Other costs                                                        707          703            -        703            -
Restructuring and integration costs in continuing                   13           38            -         38            -
businesses
Depreciation and amortisation                                      207          195            -        195            6

Total operating expenses                                         2,318        2,284            -      2,284            1

Group operating profit before provisions                         1,612        1,467        (789)        678           10

Provisions for bad and doubtful debts                              194          179            -        179            9
Other provisions                                                    57           25            -         25            -

Total provisions                                                   251          204            -        204           23

Group operating profit - continuing activities                   1,361        1,263        (789)        474            8
Income from associated undertakings                                  9            4            -          4            -
Profit on disposal of property                                       5            6            -          6            -
Profit on disposal of business                                       -           93            -         93            -

Group profit on ordinary activities before taxation              1,375        1,366        (789)        577            1

Taxation on ordinary activities                                    306          331        (276)         55           -8

Group profit on ordinary activities after taxation               1,069        1,035        (513)        522            3

Minority interests and non-equity dividends                         32           38            -         38          -18

Group profit attributable to ordinary shareholders               1,037          997        (513)        484            4

Basic earnings per share                                        119.4c            -            -      56.2c          112

Adjusted earnings per share                                     123.0c       119.4c      (59.6c)      59.8c            3


Group operating profit before provisions was up 10% to EUR 1,612 million for the year December 2002.

Group profit attributable to ordinary shareholders amounted to EUR 1,037 million, up 114% or 4% excluding the exceptional item in 2001. Adjusted earnings per share(2) at EUR 123.0c per share showed an increase of 3% and basic earnings per share was up 112% to EUR 119.4c per share.

(1) Exceptional foreign exchange dealing losses (see note 6(b)).

(2) Adjusted earnings per share excludes goodwill amortisation in both years and the exceptional foreign exchange dealing losses in 2001 (see note 13(b)).

Commentary on results

Exchange Rates

The exchange rates used in the preparation of the accounts are set out on page 46 of this release. A significant proportion of the Group's earnings are denominated in currencies other than the euro. As a result movements in exchange rates can impact the reported value of the foreign currency earnings. The Group may choose to hedge all or part of its projected future foreign earnings thereby fixing a translation rate for the amount hedged. Although the US dollar, sterling and Polish zloty accounting rates weakened by 5%, 1% and 5% respectively, the impact on Group profit before taxation was not material when the outcome of hedging strategies is taken into account.

The following commentary on the profit and loss account and balance sheet headings is based on underlying percentage growth adjusting for the impact of currency movements and acquisitions.


                          "Net interest income up 7%"

                     "Net interest margin remained stable"

                              "Group loans up 12%"

Net interest income

Net interest income at EUR 2,351 million increased by 7% compared with 2001 due to strong lending growth particularly in AIB Bank Republic of Ireland and AIB Bank GB & NI. Loans to customers increased by 12% and customer accounts increased by 4% (details of loan and deposit growth by division are contained on page 16 of this release).


Average interest earning assets

 Half-year      Half-year                                                           Year            Year
  Dec 2002      June 2002           %                                               2002            2001               %
     EUR m          EUR m      Change                                              EUR m           EUR m          Change

    39,274         38,042           3           Domestic                          38,663          35,417               9
    38,424         40,771          -6           Foreign                           39,588          40,176              -1

    77,698         78,813          -1           Total                             78,251          75,593               4



      Net interest margin


 Half-year      Half-year       Basis                                               Year            Year           Basis
  Dec 2002      June 2002      Points                                               2002            2001          Points
         %              %      Change                                                  %               %          Change

      2.69           2.78          -9           Domestic                            2.73            2.59             +14
      3.21           3.33         -12           Foreign                             3.27            3.34              -7

      2.95           3.06         -11           Total                               3.00            2.99              +1



The net interest margin was 3.00%, a 1 basis point increase on 2001. A particularly strong interest rate management performance by Global Treasury was offset in margin terms by changes in product mix, the margin effect of lower interest rates on deposits and non-interest bearing funds and the impact of loans increasing at a stronger rate than deposits. All our principal markets experienced lower interest rates, the margin impact of this trend was alleviated by asset and liability and interest rate management activities.


Commentary on results


                         "15% increase in banking fees and commissions"

                   "Challenging year for Ark Life - operating profit down 4%"

Other income

Other income increased by 6% to EUR 1,517 million in 2002 and as a percentage of total operating income was 40.2% compared with 39.8% in 2001.


                                                                             Year         Year       Underlying
                                                                             2002         2001         % Change
                                                                                                          excl.
Other income                                                                EUR m        EUR m      exceptional

Dividend income                                                                14           11               30
Banking fees and commissions                                                1,045          962               15
Asset management fees                                                         158          185              -11
Investment banking fees                                                        98          111              -11
Fees and commissions receivable                                             1,301        1,258                4
Less: fees and commissions payable                                          (138)        (128)               10
Dealing profits                                                                77           92              -30
Contribution of life assurance company                                         57           84              -32
Other                                                                         206          109              106
Other operating income (see note 7 of this release)                           263          193               43

Total other income                                                          1,517        1,426                6



Exceptional growth in banking fees and commissions resulted from increased volumes of business and significant loan growth. Corporate banking fees were buoyant with a substantial increase in income from arrangement fees and collateralised debt obligations. Retail banking fees were particularly strong in Poland with good growth in credit card revenues in the Republic of Ireland. In Allfirst, electronic banking income and deposit service charges also achieved strong increases over 2001.

Asset management and investment banking revenues were lower due to a decline in asset values, reduced business volumes and the general impact of difficult equity markets. The restructuring of the AIB joint venture with Bank of New York impacted the trend as it is now reported as income from associated undertakings.

    Dealing profits were lower as a result of a more difficult trading environment.

Ark Life profit was down 32% as difficult investment markets resulted in reduced customer demand for investment products. Declines in equity market values caused a EUR 32 million reduction in embedded values, which was partly offset by a benefit of

EUR 17 million from lowering the discount rate used in the embedded value calculation from 12% to 10%. Operating profit in Ark Life was down 4%.

Other operating income includes securities gains of US$ 80 million resulting from a restructuring of the securities portfolio in Allfirst and a US$ 10 million provision for residual values in the auto lease portfolio.


Commentary on results

                     "Tight cost management reflected in 4% growth"

                     "Tangible cost income ratio reduces by 1.2% to 57.8%"

Total operating expenses

Operating expenses excluding restructuring and integration costs at EUR 2,305 million were higher by 4% compared with 2001.




                                                                       Year         Year    Underlying
                                                                       2002         2001      % Change
Operating expenses                                                    EUR m        EUR m   2002 v 2001

Staff costs                                                           1,391        1,348             4
Other costs                                                             707          703             3
Depreciation and amortisation                                           207          195             8

Operating expenses before integration costs                           2,305        2,246             4
Restructuring and integration costs in continuing businesses             13           38             -

Total operating expenses                                              2,318        2,284             3



Operating expense growth was lower than expectations with a 4% increase compared with a 10% increase in 2001. While business volumes increased substantially, tight cost management and cost saving initiatives improved productivity. In AIB Bank Republic of Ireland normal salary increases were partly offset by a cost savings programme in central supports, the cost income ratio remained at 51%. The Group continued to invest in our core businesses, major items being the opening of new offices and recruitment of experienced business and corporate bankers in Great Britain, expansion of Corporate Banking activities in New York and the implementation of a new technology platform in Poland. Realisation of integration benefits from the merger of WBK and Bank Zachodni in Poland was evident while expansion of the franchise continued. The Group's tangible cost income ratio, excluding restructuring and integration costs was 57.8%, down 1.2% compared with 2001,with notable reductions in Capital Markets, AIB Bank GB & NI and Poland.

Restructuring and integration costs in continuing businesses related to the Allfirst early retirement program in 2002 and Poland integration costs in 2001.


Commentary on results

"Downturn in the global corporate environment resulted in higher provisions but charge remains at indicated level of 0.37% of average loans"

   "Strong quantum of provisions in the balance sheet - good provision cover"

           "Other provisions increased substantially to EUR 57 million"

Provisions

Total provisions were EUR 251 million compared with EUR 204 million in 2001.


                                                             Year              Year
                                                             2002              2001
Provisions                                                  EUR m             EUR m

Bad and doubtful debts                                        194               179
Contingent liabilities and commitments                          2                19
Amounts written off fixed asset investments                    55                 6

Total provisions                                              251               204


The provision for bad and doubtful debts in the year to December 2002 was EUR 194 million compared with EUR 179 million in 2001. A provision of US$ 38 million was created in Allfirst in relation to one specific case and was offset by an identical release of EUR 40 million from the additional unallocated credit provision of EUR 50 million created at Group level in 2001. This EUR 50 million provision was created to provide an additional provision pool at Group level against the potential impact that the international macroeconomic downturn might have on asset quality.

Asset quality was strong in AIB Bank Republic of Ireland with non-performing loans remaining at 0.9% of loans at 31 December 2002. Retail and commercial portfolios benefited from careful positioning in the past in relation to risk assessment and sectoral exposures. While home mortgage lending was buoyant, loan quality was very high and prudent criteria continued to be applied. The average loan to value ratio for new business was 68% in 2002.

In AIB Bank GB & NI, asset quality further improved with non-performing loans reducing to 1.0% of loans, down from 1.3% in 2001. The bad debt charge reflected mainly general provisions with a small net specific charge.

In Allfirst, profit and loss provisions increased by US$ 49 million reflecting the above US$ 38 million provision. Non-performing loans amounted to US$ 112 million compared with US$ 77 million at 31 December 2001 reflecting deterioration in the corporate book. Provisions as a percentage of loans in Allfirst increased from 1.4% to 1.5% with coverage for non-performing loans amounting to 140%.

2002 was a more difficult year in the international corporate market and Capital Markets experienced higher provisions and non-performing loans. The provision charge amounted to 0.37% of average loans and reflected a prudent and cautious approach with an objective of early provision recognition. The portfolio remains well diversified in terms of industry sector and geographic concentration.

    In Poland, the gross provision charge declined in 2002 from 1.9% of loans (before the use in 2001 of general provisions of

EUR 47 million created on the acquisition of WBK and Bank Zachodni) to 1.2%.Including the use of general provisions in 2001, headline provisions increased by EUR 25 million in 2002. Non-performing loans as a percentage of total loans declined to 15% from 18% at 31 December 2001 mainly due to the write off of older non-performing loans which had been fully provided for. Excluding this factor the underlying ratio would have shown a small reduction compared with 2001.

The Group charge for the year represented 0.37% of average loans compared with a 0.36% charge, including the additional unallocated provision, in 2001. Group non-performing loans as a percentage of total loans amounted to 1.8% or 1.0% excluding Poland, and total provision coverage for non-performing loans was 87% (123% excluding Poland). We continued to maintain prudent provision cover. Total non-specific provisions amounted to EUR 427 million and specific provision cover for non-performing loans was strong at 44%.

The provision for contingent liabilities and commitments in the year to December 2002 was EUR 2 million compared with EUR 19 million in 2001. The 2001 provision was mainly in relation to one specific case.

The provision for amounts written off fixed asset investments in the year to December 2002 was EUR 55 million compared to EUR 6 million in 2001. The general deterioration in equity markets led to write-downs of EUR 36 million for a number of equity investments including EUR 17 million in the technology sector, EUR 2 million in telecoms and venture capital write-downs of EUR 12 million in Allfirst. The provision charge also included provisions of EUR 19 million related to debt security portfolios.

Commentary on results

                          "Strong ROE at 22.4%"

                       "Lower effective tax rate"



                                                                             Year             Year
Taxation                                                                     2002             2001

Tax charge                                                               EUR 306m          EUR 55m
Irish corporation tax rate                                                  16.0%            20.0%
Effective tax rate - adjusted(1)                                            22.3%            24.2%


Reconciliation of statutory corporation tax rate                                %                %

Corporation tax rate in Republic of Ireland                                  16.0             20.0
Effective tax rate on foreign income                                          7.9              6.9
Tax exempted income and income at a reduced rate                            (0.5)            (2.5)
Other items                                                                 (1.1)            (0.2)

Effective tax rate - adjusted(1)                                             22.3             24.2


(1) The adjusted effective tax rate has been presented to eliminate the effect of the exceptional foreign exchange losses in 2001.

The taxation charge was EUR 306 million, compared with EUR 55 million, or EUR 331 million excluding the exceptional item in 2001. The effective tax rate was 22.3% compared with 24.2% in 2001. Both 2002 and 2001 benefited from one-off items. On an underlying basis the effective tax rate was 24.1% in 2002 and 25.9% in 2001. This underlying decrease was primarily due to the reduction in the standard rate of Irish corporation tax and changes in the geographic and business mix of profits.

Return on equity and return on assets

The return on equity was 22.4% benefiting from the strong attributable profit performance and the impact of the reduced value of pension assets on the equity base in line with FRS 17. The return on assets was 1.24% and the return on risk weighted assets, a measure of the efficient use of capital, was 1.56%.

Statement of total recognised gains and losses ('STRGL')

When the profit attributable of EUR1,037 million is adjusted for the currency translation differences on foreign currency net investments, and the actuarial loss recognised in the retirement benefit schemes, the total recognised losses relating to the year amounted to EUR 127 million compared to a recognised gain of EUR 875 million in 2002. A recognised gain of EUR 648 million was included in 2001 relating to the first time recognition of FRS 17 in the accounts. Currency translation differences amounted to EUR 341 million negative compared to EUR 145 million positive in 2001. The currency translation difference relates to the change in value of the Group's net investment in foreign subsidiaries arising from the weakening of US dollar, sterling and Polish zloty against the euro. As outlined in the balance sheet discussion on page 16,the weakening of the currencies also reduced the euro value of the assets designated in those currencies. The objective of the Group's capital management activities is to neutralise the impact of currency movements on the capital ratios. The Group's net investment is held in the currency of those subsidiaries to protect the Group's capital ratios from fluctuations in exchange rates.

    The actuarial loss in retirement benefit schemes during 2002 charged to the STRGL, net of deferred tax, amounted to

EUR 823 million. The decline in world-wide equity markets had a significant impact on the value of the Group's funded retirement benefit schemes and the actuarial loss arises mainly as a result of the difference between the actual return and the expected return on the pension scheme assets. The actuarial loss is determined by valuations prepared in accordance with FRS 17 which requires retirement benefit scheme assets and liabilities to be recorded at market values at the balance sheet date. These valuations are not indicative of the long-term funding position of the schemes which are formally assessed by way of triennial actuarial valuations. The actuarial loss recognised also included EUR 123 million from a reduction in the discount rates together with EUR 18 million from experienced gains and losses. The Group has recognised a net pension liability on funded schemes within shareholders' funds of EUR 482 million at December 2002. This compares to a net pension asset within shareholders' funds of EUR 314 million at December 2001.

The decline in value of the retirement benefit scheme assets will also impact the profit and loss account - other finance income, during 2003. During 2002, the value of the assets reduced by EUR 733 million, including the effect of exchange rate and other movements. As it is not considered appropriate to significantly adjust the assumptions on asset returns to compensate for the decline in the market value of the assets in 2002, the reduction in asset values will have a negative impact of approximately EUR 47 million on other finance income in 2003.

Commentary on results


                         "Group risk weighted assets up 10%"

                          "Tier 1 ratio increases to 6.9%"

Balance sheet

Total assets amounted to EUR 86 billion at 31 December 2002 compared to EUR 89 billion at 31 December 2001. The US dollar, sterling and the Polish zloty weakened against the euro by 16%, 6% and 13% respectively, resulting in a decline in the reported total balance sheet since 31 December 2001. Adjusting for the impact of currency, total assets were up 5% since 31 December 2001 while loans to customers increased by 12% and customer accounts by 4%. Risk weighted assets increased by 1% to EUR 69 billion, excluding currency factors there was an increase of 10%.

Risk weighted assets, loans to customers and customer accounts (excluding money market funds)


                                                                 Risk weighted       Loans to           Customer
                                                                        assets      customers           accounts
% change December 2002 v December 2001                                % Change       % Change           % Change

AIB Bank Republic of Ireland                                                18             20                  7
AIB Bank GB & NI                                                            23             23                 13
USA                                                                          2             -4              -3(1)
Capital Markets                                                             -1              1                 -2
Poland                                                                       3              8              -7(2)

AIB Group (excluding currency factors)                                      10             12                  4


(1) Deposits at 31 December 2001 benefited from an exceptionally high level of short-term corporate deposits. Average core deposits for the year were up 1%.

(2) Combined deposits and mutual funds volumes were down 2%. The decrease mainly reflected the lower interest rate environment and the impact on the savings market of the introduction of a withholding tax on deposits, however average deposits were up 1%.

The divisional commentary on pages 19 to 24 contains additional comments on key business trends in relation to loans to customers and customer accounts.

Capital ratios

Group capital ratios strengthened in the year to 31 December 2002. Attributable profit growth resulted in positive capital generation with the Tier 1 ratio improving from 6.5% at 31 December 2001 to 6.9% at 31 December 2002. The total capital ratio remained strong at 10.1%. Tier 1 capital increased by EUR 0.3 billion to EUR 4.8 billion reflecting retained profits of EUR 0.6 billion partly offset by currency movements. Tier 2 capital decreased by EUR 0.2 billion since December 2001 largely as a result of currency movements.

Assets under management/administration and custody

Assets under management in the Group amounted to EUR 26 billion at 31 December 2002 and assets under administration and custody amounted to EUR 276 billion at 31 December 2002.

Commentary on half-year December 2002 performance

The second half-year profit on ordinary activities before taxation amounted to EUR672 million compared with EUR 703 million in the first half. The second half-year was negatively impacted by the Allfirst restructuring costs and the reduction in embedded values in Ark Life. Excluding these items, profit was up 4% on a constant currency basis.

Net interest income of EUR 1,154 million was up 1% on the half-year to June 2002. The first half benefited from a very strong performance from interest rate management activities in Global Treasury. Other income increased by 8% to EUR 772 million particularly due to securities gains in Allfirst which were partly offset by Ark Life's performance. Operating expenses at EUR 1,173 million were broadly in line with expectations. The Group credit provision charge as a percentage of average loans was similar to the first half.



Commentary on results

Cash flow

As shown in the consolidated cash flow statement, there was a net increase in cash of EUR 362 million during the year ended 31 December 2002. Net cash outflow from operating activities was EUR 121 million. Cash outflows from financing were EUR 129 million, primarily due to the redemption of subordinated liabilities of EUR 247 million offset by the issue of subordinated liabilities of EUR 100 million. Cash outflows from taxation were EUR 280 million while cash outflows in relation to equity dividends were EUR 345 million. These outflows were offset by a cash inflow from capital expenditure, primarily due to net cash inflows from disposals of debt and equity securities of EUR 1,516 million.

Critical accounting policies

AIB's financial statements are prepared under the historical cost convention as modified by the revaluation of certain properties and investments and comply with Irish statute and with Irish Generally Accepted Accounting Principles (' Irish GAAP') as well as general practices followed by the financial services industry in Ireland and the UK. In the preparation of its financial statements the Group adopts the accounting policies and estimation techniques that the Directors believe are most appropriate in the circumstances for the purpose of giving a true and fair view of the Group's state of affairs, profit and cashflows. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results.

The estimation of potential bad debt losses is inherently uncertain and depends upon many factors, including loan loss trends, portfolio grade profiles, local and international economic climate, conditions in various industries to which AIB Group is exposed and other external factors such as legal and regulatory requirements. For example, should the expectation of loss within a portfolio increase, then this may result in an increase to the required general loan loss provision level.

In addition, the profile of the amortisation of goodwill would be different if a useful economic life longer or shorter than the existing AIB policy of a maximum life of 20 years was used. The application of other accounting policies, for example, measuring shareholders' interest in the long-term assurance fund, impairment, debt securities and equity shares, retirement benefits and derivatives, require the use of estimation techniques that involve making assumptions about future market conditions which could impact on the timing and amounts recognised in the consolidated profit and loss account and the consolidated balance sheet.

Acquisition of a strategic stake in M&T Bank Corporation. Disposal of Allfirst Financial Inc.

It was announced on 26 September 2002 that AIB is entering into a strategic relationship with M&T Bank Corporation ('M&T') whereby AIB's US subsidiary, Allfirst, will be acquired by M&T. As a result of the transaction, AIB will acquire a strategic shareholding of 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T. AIB will also receive US$ 886m in cash.

The transaction, which is expected to be completed by the end of the first quarter of 2003,is subject to regulatory approvals. Shareholders of both M&T and AIB approved the transaction in December 2002.

The transaction has no impact on the accounts of AIB for 2002.The transaction will be accounted for in accordance with the Urgent Issue Task Force Abstract No.31 'Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or an associate'('UITF31').Under UITF 31 the transaction is accounted for as an exchange of 77.5% of Allfirst for 22.5% of the existing M&T. Under this approach, the 22.5% of Allfirst that is owned by AIB, both directly before the transaction and indirectly thereafter, is treated as being owned throughout the transaction. The transaction will give rise to a gain, which will be recognised on completion.

The 2003 accounts will also reflect the income and expenses of Allfirst for the period during which it remains a 100% subsidiary of the Group. Following completion of the transaction, the Group will account for its investment in the enlarged M&T as an associated undertaking. The Group will include its share of the profits of the enlarged M&T in the Group profit and loss account within the caption 'Income from associated undertakings'. AIB will also account for its 22.5% share of the costs associated with the merger, calculated in accordance with Irish GAAP.

Commentary on results

   "Outlook - Underlying adjusted earnings per share expected to increase in mid single-digits"


Prospective accounting developments

International accounting standards

The European Commission has adopted a regulation on the application of International Accounting Standards ('IASs'). This requires that the Group accounts of all listed companies in the EU should, from January 2005,be drawn up on the basis of adopted International Accounting Standards. The 'adoption' of the International Accounting Standards Board (IASB) standards is the responsibility of the Accounting Regulatory Committee of the European Commission. Under the terms of the EU regulation, member state governments have the option to decide whether adopted IASs should be applied more widely than in the group accounts of listed companies. The Group is currently considering the implications of the regulation and expects to prepare its first financial statements in accordance with 'adopted' International Accounting Standards for the year ended 31 December 2005.

During 2002, the IASB proposed improvements to a number of its standards, and the Accounting Standards Board ('ASB') in the UK instituted a convergence programme whereby six of these standards when updated would be substituted for existing UK/Irish standards. AIB continues to monitor progress on the convergence programme.

Share-based payment

In November 2002, the ASB issued Financial Reporting Exposure Draft 31 - Share-based payment ('FRED 31') which would apply to all entities and all types of share based payment transactions including all employee share option schemes. The proposed standard would require entities to recognise an expense in the profit and loss account in respect of share based payments over the period in which the services are rendered by the employees. The expense will be measured by reference to the fair value of the equity instruments granted taking into account the terms and conditions upon which those equity instruments were granted. The comment period for the exposure draft closes in early March 2003 and the ASB expects to publish a standard during 2003 which would come into effect on 1 January 2004. AIB is currently examining the implications of the FRED, however implementation of the standard will give rise to a profit and loss account charge.

Outlook

The economic outlook internationally is uncertain at present, investment expenditure is sluggish and corporate customers are generally inclined to protect their balance sheets rather than expand their operations. However, AIB's operations are positioned to generate strong revenue growth, particularly in our high growth core banking franchises and the Group is planning for double-digit lending growth in 2003. AIB is combining its traditional prudent and cautious approach to risk assessment with leveraging our relationship banking approach and maximising the benefits of our customer relationship management systems. In 2003 we will have a number of one off and significant items i.e. the transition of our Allfirst franchise in the USA to M&T Bank (subject to regulatory approvals), the impact of lower other finance income from our pension fund assets due to declines in stock market valuations, and the imposition of the Irish Government Bank Levy. Excluding these items, underlying adjusted earnings per share in 2003 is expected to increase in mid single-digits based on projected strong growth in business volumes.



Divisional commentary

On a divisional basis profit is measured in euro and consequently includes the impact of currency movements.

AIB Bank Republic of Ireland profit was EUR 590 million, up 5% on the year to December 2001

                 "Banking operations - operating profit up 11%"
           "Challenging year for Ark Life - operating profit down 4%"
  "Strong growth in loan volumes, up 20% including 31% increase in home loans"
                           "Cost income ratio at 51%"

AIB Bank Republic of Ireland Retail and commercial banking operations in Republic of Ireland, Channel Islands, and Isle of Man; AIB Finance and Leasing; Card Services; and AIB's life and pensions subsidiary Ark Life Assurance Company.



                                                                         Year         Year
                                                                         2002         2001       % Change
AIB Bank Republic of Ireland profit and loss account                    EUR m        EUR m    2002 v 2001

Net interest income                                                       921          843              9
Other finance income                                                       40           43             -7
Other income                                                              353          359             -2

Total operating income                                                  1,314        1,245              6
Total operating expenses                                                  677          641              6

Operating profit before provisions                                        637          604              5
Provisions                                                                 55           44             23

Operating profit - continuing activities                                  582          560              4
Profit on disposal of property                                              8            2              -

Profit on ordinary activities before taxation                             590          562              5



Banking operations in the Republic of Ireland produced a strong performance with operating profit up 11% in less buoyant economic conditions. There was strong growth in business volumes with loans up 20% since December 2001 including non-home loan lending up 16% and home loans up 31%. This reflected our capability to grow revenues and significantly increase our market penetration. Total deposits were up 7% due to a strong performance in the second half with growth of 6% following a 1% increase in the first half which was affected by an exceptional position at 31 December 2001 in the run up to euro conversion. Average deposits were up 11%. AIB Card Services reported strong profit growth benefiting from good growth in loan volumes and a lower cost income ratio. AIB Finance and Leasing profit also increased as a result of lower costs and strong growth in loan volumes.

Costs increased by 6% due to higher business activity levels and salary increases relating to the National Programme for Prosperity and Fairness partly offset by cost saving initiatives in central supports, with the cost income ratio remaining at 51%.

Ark Life profit of EUR 57 million for the year to December 2002 was down from EUR 84 million in 2001. Total Annual Premium Equivalent (APE) sales were EUR 179 million compared with EUR 200 million in 2001. The difficult investment market resulted in reduced volumes of business with customers opting for more risk averse products and the decline in world equity markets also had an adverse impact of EUR 32 million on embedded values. The reduction from 12% to 10% in the discount rate used in the calculation of its embedded value profit had a favourable profit impact of EUR 17 million. The adoption of a 10% discount rate more closely aligns Ark Life policy with industry practice.

Divisional commentary

AIB Bank GB & NI profit was EUR 240 million, up 8% on the year to December 2001

                      "Strong growth in business volumes"
                "Investment in business development capability"
            "Improved efficiency - cost income ratio down 2% to 50%"

AIB Bank GB & NI Retail and commercial banking operations in Great Britain and Northern Ireland.


                                                                      Year          Year
                                                                      2002          2001        % Change
AIB Bank GB & NI profit and loss account                             EUR m         EUR m     2002 v 2001

Net interest income                                                    363           336               8
Other finance income                                                   (1)             3               -
Other income                                                           166           161               3

Total operating income                                                 528           500               6
Total operating expenses                                               266           259               2

Operating profit before provisions                                     262           241               9
Provisions                                                              22            19              18

Operating profit - continuing activities                               240           222               8
Profit on disposal of property                                           -             1               -

Profit on ordinary activities before taxation                          240           223               8


Profit in AIB Bank GB & NI increased by 9% on a constant currency basis. There was a particularly strong performance in Britain as a result of substantially increased business volumes. Average loans increased by 15% with significant growth in retail and professional sectors. In Northern Ireland, home loan activity was buoyant with an increase of 17% in total home loans. Average deposits were up 11% as a result of increased business development activity. The Division expanded its business development capability with the opening of new offices in Britain and recruitment of experienced business bankers.

Notwithstanding business expansion initiatives, costs were well managed with the cost income ratio declining from 52% to 50%.

Credit quality remained strong. An achievement was a reduction of 12% in non-performing loans and the bad debt charge was predominantly general with a modest net specific charge.

In December, the Forum of Private Business voted AIB GB 'Britain's Best Business Bank'. This was the fifth consecutive time the bank was awarded this biennial title.

Divisional commentary

USA reported profit of EUR 308 million,down 13% on the year to December 2001


        Allfirst: "Business stable, finalising the transition to M&T Bank"
                  "Profit down 10% due to higher provisions"

        Allied Irish America: "Continued investment in not-for-profit business - Ketchum Canada, Inc .acquired" "Underlying fee income up 30%,strong growth in letter of credit income"

USA includes Allfirst and Allied Irish America. Allfirst has banking operations in Maryland, Pennsylvania, Virginia and Washington DC. Allied Irish America includes retail and corporate operations in New York, Philadelphia, Los Angeles, Chicago, San Francisco and Atlanta; Community Counselling Services ('CCS') and Ketchum.


                                                                        Year         Year
                                                                        2002         2001        % Change
USA profit and loss account                                            EUR m        EUR m     2002 v 2001

Net interest income                                                      549          584              -6
Other finance income                                                     (2)            2               -
Other income                                                             528          446              18

Total operating income                                                 1,075        1,032               4
Operating expenses                                                       655          638               3
Restructuring costs in continuing businesses                              13            -               -
Total operating expenses                                                 668          638               5

Operating profit before provisions                                       407          394               4
Provisions                                                                98           39             154

Operating profit - continuing activities                                 309          355             -13
Loss on disposal of property                                             (1)            -               -

Profit on ordinary activities before taxation                            308          355             -13


Allfirst - 2002 was a difficult year for Allfirst in the aftermath of the foreign exchange trading losses. In financial terms the results benefited from securities gains of US$ 69 million (net of lost yield) arising from a restructuring of the portfolio in the fourth quarter. The purpose of the restructuring was to reduce interest rate risk exposure by replacing longer dated securities with shorter dated issues.

Provisions and writedowns were substantially higher, a credit provision of US$ 38 million for one specific case, US$ 16 million writedowns of mutual fund assets held as a hedge for incentive plan liabilities and a US$ 10 million provision for residual values in the auto lease portfolio. The customer base was stable and average core deposits increased by 1% in 2002. There was little demand for borrowing by corporate customers in this subdued business climate but direct retail and SME lending increased by 3%. Employee restructuring costs of US$ 13 million were incurred in relation to an early retirement program at Allfirst.

On 26 September 2002, AIB announced that it was entering into a strategic relationship with M&T Bank Corporation ('M&T') whereby M&T would acquire AIB's US subsidiary Allfirst with AIB obtaining a 22.5% share in the enlarged M&T and a cash payment of US$ 886 million.

Allied Irish America - Profit increased significantly due to good growth in the not-for-profit business, an increased revenue contribution from CCS and the impact of reduced investment costs. There was an underlying increase of 30% in fee income with strong growth in letter of credit income and a 17% increase in risk weighted assets.

Ketchum Canada, Inc., a fundraising consultancy that operates across Canada with principal offices in Toronto, Montreal, Calgary and Vancouver was acquired by the Group in May 2002.

Divisional commentary

Capital Markets profit was EUR 209 million, up 8% on the year to December 2001

                "Substantial growth in Corporate Banking profit"
     "Strong performance from Treasury interest rate management activities"
            "Lower Investment Banking and Asset Management revenues"
             "Effective cost management across all business units"

Capital Markets Global Treasury, Corporate Banking, Investment Banking and Asset Management.


                                                                 Year        Year
                                                                 2002        2001       % Change
Capital Markets profit and loss account                         EUR m       EUR m    2002 v 2001

Net interest income                                               271         210             29
Other finance income                                                7           8            -11
Other income                                                      282         305             -8

Total operating income                                            560         523              7
Total operating expenses                                          300         296              1

Operating profit before provisions                                260         227             14
Provisions                                                         60          38             56

Operating profit - continuing activities                          200         189              6
Income from associated undertakings                                 9           5             91

Profit on ordinary activities before taxation                     209         194              8


The 8% growth in profit reflected a strong performance in 2002 with Capital Markets activities operating in very difficult market conditions. There was good revenue growth which together with tight cost management delivered a 14% increase in operating profit before provisions.

Corporate Banking achieved very substantial growth in profitability in Ireland and in its international businesses. Average loan volumes were up 13% with particularly good performances in IFSC, UK and USA businesses. Fee income was buoyant including a substantial increase in arrangement fees and fees from Collateralised Debt Obligation ('CDO') funds, Including the launch of the Clare Island CDO.

Profit was higher in Global Treasury due to an increased contribution from interest rate management activities which anticipated and benefited from low interest rates. Trading revenues (other income) were lower as a result of a more difficult trading environment. Global Treasury continued to maintain a strong liquidity position in euro, US dollar, sterling and Polish zloty operations.

Investment Banking revenues were lower due to a decline in asset values, reduced business volumes and the general impact of difficult equity markets. Despite difficult market conditions, strong underlying performances were achieved by Goodbody, AIB Corporate Finance and the AIB/Bank of New York Securities Services joint venture.

    Revenues from Asset Management declined mainly due to the impact of lower asset values, on fee income.

Operating expenses were well controlled. Excluding the restructuring of the AIB joint venture with Bank of New York (see comment below on associated undertakings), costs were up 3% due to normal cost inflation and expansion of the corporate business internationally partly offset by good cost management. The cost income ratio declined significantly by 3% to 54%.

    A full discussion on provisions is contained in the provisions section of this review (page 14).

Income from associated undertakings increased due to the restructuring of the AIB joint venture with the Bank of New York. The AIB share of profit from custody and trustee businesses is included in associated undertakings in 2002 whereas in 2001 the operating income and expense was included in operating profit.


Divisional commentary

Poland profit was EUR 61 million for the year 2002

                           "Operating profit up 36%"
      "Tight cost control - benefits from merger of Bank Zachodni and WBK"
                      "Gross provisions decreased in 2002"
  "Slower economic conditions - significantly lower interest rate environment"

Poland Bank Zachodni WBK ('BZWBK'), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.


                                                                         Year         Year
                                                                         2002         2001       % Change
Poland profit and loss account                                          EUR m        EUR m    2002 v 2001

Net interest income                                                       272          275             -1
Other finance income                                                        -            -              -
Other income                                                              188          163             15

Total operating income                                                    460          438              5
Operating expenses                                                        351          358             -2
Integration costs in continuing businesses                                  -           38              -
Total operating expenses                                                  351          396            -11

Operating profit before provisions                                        109           42            160
Provisions                                                                 46            9            417

Operating profit - continuing activities                                   63           33             89
(Loss)/profit on disposal of property                                     (2)            3              -

Profit on ordinary activities before taxation                              61           36             71



Operating profit before provisions was up 36% on the 2001 level of EUR 80 million, adjusting for integration costs.

In local currency terms revenue was up 10% despite slower economic conditions. Net interest income increased by 4% due to growth in business volumes and a stable net interest margin. Deposit margins declined in the substantially lower interest rate environment while lower funding costs and wider loan margins were positive features. Loans increased by 8%, a level below historical trends, due to management adopting a cautious approach in the more difficult economic environment. The savings market was sluggish with combined deposits and mutual funds volumes down 2% on December 2001,however average deposits were up 1%. The market was affected by tougher business conditions and the introduction of a new withholding tax on deposits.

Other income was up 21% including strong growth in card and current account fees and branch commissions. Operating expenses were up 3% reflecting implementation of a new branch technology platform offset by tight cost control and realisation of integration benefits.

Including the use of general provisions in 2001 headline provisions increased from EUR 9 million to EUR 46 million. The gross provision charge declined in 2002 from 1.9% of loans (before the use in 2001 of general provisions of EUR 47 million created on the acquisition of WBK and Bank Zachodni) to 1.2%.


Divisional commentary

Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging costs in relation to the translation of foreign currency profits, and unallocated costs of enterprise networks and central services.



                                                                             Year            Year
                                                                             2002            2001
Group profit and loss account                                               EUR m           EUR m

Net interest income                                                          (25)              10
Other finance income                                                           18              11
Other income                                                                    -             (8)

Total operating income                                                        (7)              13
Total operating expenses                                                       56              54

Operating loss before provisions                                             (63)            (41)
Provisions                                                                   (30)              55

Operating loss - continuing activities                                       (33)            (96)
Income from associated undertakings                                             -             (1)
Profit on disposal of business                                                  -              93

Loss on ordinary activities before taxation                                  (33)             (4)


Group reported a loss of EUR 33 million for the year to December 2002, compared with a loss of EUR 4 million in 2001. The increased loss arose mainly from lower capital income due to the impact on capital arising from the exceptional foreign exchange dealing losses in Allfirst in 2001 and lower investment yields. The 2001 loss included EUR 93 million profit from the sale of AIB's interest in KCH and a EUR 50 million additional unallocated credit provision created at Group level. The 2002 result included the release of EUR 40 million of this EUR 50 million provision offset by additional provisions in relation to unquoted investments.




Notes

    1     Accounting policies and presentation of financial information

The currency used in these accounts is the euro which is denoted by 'EUR' or the symbol EUR.

Change in accounting policies

There are no changes to the accounting policies as set out on pages 44 to 47 of the Annual Report and Accounts for the year ended 31 December 2001 other than that arising from the implementation of Financial Reporting Standard19 - Deferred Tax ('FRS 19'). FRS 19 is effective for accounting periods ending on or after 23 January 2002. Previously it was Group policy to provide deferred tax where there was a reasonable probability that the tax asset or liability would crystallise in the forseeable future. Under FRS 19, deferred tax is recognised on all timing differences. The change in policy did not have a material impact on the results for each of the years ended 31 December 2002, 2001 and 2000. Under FRS 19,deferred tax assets and liabilities are required to be disclosed separately on the face of the balance sheet and comparative figures have been restated.

Changes in presentation of financial information

The Group has implemented UITF Abstract 33 - Obligations in Capital Instruments in the preparation of its accounts for the year ended 31 December 2002 and comparative figures have been restated. Under the UITF, the EUR 500m 7.5% Step-up Callable Perpetual Reserve Capital Instruments ('RCIs'), which were issued during 2001,are treated as subordinated liabilities rather than shareholders' funds. The related interest cost of EUR 38m (2001: EUR 35m; 2000:
nil) is included within interest expense whereas previously the amount was included in 'Dividends on non-equity shares'.

The following table summarises the restatement of prior year numbers on key profit and loss account captions.


                                                                                              Year ended 31 December 2001
                                                                         As reported              UITF 33      As restated
                                                                                 EUR m              EUR m            EUR m

Net interest income                                                            2,293                 (35)            2,258
Group profit before taxation and exceptional item                              1,401                 (35)            1,366
Dividends on non-equity shares                                                    50                   35               15
Profit attributable                                                              484                    -              484



Notes


                                                                             2002             2001                 2000
2 Segmental information                                                     EUR m            EUR m                EUR m

Operations by business segments(1)
Net interest income(2)
AIB Bank ROI                                                                  921              843                  738
AIB Bank GB&NI                                                                363              336                  318
USA                                                                           549              584                  537
Capital Markets                                                               271              210                  127
Poland                                                                        272              275                  252
Group                                                                        (25)               10                   50
                                                                            2,351            2,258                2,022
Deposit interest retention tax                                                  -                -                (113)

                                                                            2,351            2,258                1,909

Other finance income
AIB Bank ROI                                                                   40               43                   46
AIB Bank GB&NI                                                                (1)                3                    4
USA                                                                           (2)                2                    4
Capital Markets                                                                 7                8                    8
Poland                                                                          -                -                    1
Group                                                                          18               11                    8

                                                                               62               67                   71

Other income
AIB Bank ROI                                                                  353              359                  357
AIB Bank GB&NI                                                                166              161                  151
USA                                                                           528              446                  381
Capital Markets                                                               282              305                  304
Poland                                                                        188              163                  153
Group                                                                           -              (8)                 (42)
                                                                            1,517            1,426                1,304
Exceptional foreign exchange dealing losses                                     -            (789)                    -

                                                                            1,517              637                1,304

Total operating income
AIB Bank ROI                                                                1,314            1,245                1,141
AIB Bank GB&NI                                                                528              500                  473
USA                                                                         1,075            1,032                  922
Capital Markets                                                               560              523                  439
Poland                                                                        460              438                  406
Group                                                                         (7)               13                   16
                                                                            3,930            3,751                3,397
Exceptional foreign exchange dealing losses                                     -            (789)                    -
Deposit interest retention tax                                                  -                -                (113)

                                                                            3,930            2,962                3,284

Total operating expenses
AIB Bank ROI                                                                  677              641                  593
AIB Bank GB&NI                                                                266              259                  248
USA                                                                           668              638                  554
Capital Markets                                                               300              296                  265
Poland                                                                        351              396                  296
Group                                                                          56               54                   41

                                                                            2,318            2,284                1,997



Notes


                                                                             2002             2001                 2000
2 Segmental information (continued)                                         EUR m            EUR m                EUR m

Operations by business segments(1)
Provisions
AIB Bank ROI                                                                   55               44                   36
AIB Bank GB&NI                                                                 22               19                   20
USA                                                                            98               39                   38
Capital Markets                                                                60               38                   18
Poland                                                                         46                9                   23
Group                                                                        (30)               55                  (1)

                                                                              251              204                  134



Group profit on ordinary activities before taxation(2)
AIB Bank ROI                                                                  590              562                  516
AIB Bank GB&NI                                                                240              223                  205
USA                                                                           308              355                  330
Capital Markets                                                               209              194                  159
Poland                                                                         61               36                   88
Group                                                                        (33)              (4)                 (24)

                                                                            1,375            1,366                1,274
Exceptional foreign exchange dealing losses                                     -            (789)                    -
Deposit interest retention tax                                                  -                -                (113)

                                                                            1,375              577                1,161

Total loans
AIB Bank ROI                                                               21,367           17,797               15,669
AIB Bank GB&NI                                                              8,967            7,784                7,443
USA                                                                        12,286           14,586               12,995
Capital Markets                                                            12,247           12,535               10,386
Poland                                                                      3,473            4,646                3,645
Group                                                                         143               97                  101

                                                                           58,483           57,445               50,239


Total deposits
AIB Bank ROI                                                               22,522           21,016               18,609
AIB Bank GB&NI                                                              7,449            7,015                6,410
USA                                                                        12,823           17,226               15,941
Capital Markets                                                            24,250           21,472               19,271
Poland                                                                      5,014            5,968                4,897
Group                                                                         132              116                   82

                                                                           72,190           72,813               65,210

Total assets
AIB Bank ROI                                                               27,239           23,512               21,333
AIB Bank GB&NI                                                             10,161            8,993                8,507
USA                                                                        17,234           22,427               20,538
Capital Markets                                                            25,026           26,881               23,635
Poland                                                                      6,261            7,340                6,129
Group                                                                         128              206                  401

                                                                           86,049           89,359               80,543


Notes


                                                                             2002             2001                 2000
2 Segmental information (continued)                                         EUR m            EUR m                EUR m
Operations by business segments(1)
Total risk weighted assets
AIB Bank ROI                                                               18,821           15,987               14,302
AIB Bank GB&NI                                                              8,666            7,542                6,789
USA                                                                        19,234           22,403               20,318
Capital Markets                                                            18,599           18,821               14,879
Poland                                                                      3,662            4,105                3,655
Group                                                                         257                -                  279

                                                                           69,239           68,858               60,222

Net assets
AIB Bank ROI                                                                1,198            1,126                1,174
AIB Bank GB&NI                                                                552              532                  557
USA                                                                         1,225            1,578                1,668
Capital Markets                                                             1,184            1,326                1,222
Poland                                                                        233              289                  300
Group                                                                          16                -                   23

                                                                            4,408            4,851                4,944


(1) The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions, the funding cost of the Bank Zachodni acquisition and central services expenses is reported in Group.


                                                                             2002             2001                 2000
                                                                            EUR m            EUR m                EUR m
Operations by geographical segments(3)
Interest income
Republic of Ireland                                                         2,020            2,089                1,951
United States of America                                                      984            1,254                1,359
United Kingdom                                                              1,002            1,000                1,059
Poland                                                                        747            1,001                  756
Rest of the world                                                               -                2                    2

                                                                            4,753            5,346                5,127

Other finance income
Republic of Ireland                                                            62               60                   62
United States of America                                                      (2)                2                    4
United Kingdom                                                                  2                5                    5
Poland                                                                          -                -                    -
Rest of the world                                                               -                -                    -

                                                                               62               67                   71

Dividend income
Republic of Ireland                                                             4                4                    1
United States of America                                                        4                5                    -
United Kingdom                                                                  1                -                    -
Poland                                                                          5                1                    4
Rest of the world                                                               -                1                    1

                                                                               14               11                    6




Notes


                                                                             2002             2001                 2000
2 Segmental information (continued)                                         EUR m            EUR m                EUR m
Operations by geographical segments(3)
Fees and commissions receivable
Republic of Ireland                                                           446              457                  428
United States of America                                                      462              433                  355
United Kingdom                                                                236              225                  207
Poland                                                                        155              142                  109
Rest of the world                                                               2                1                    2
                                                                            1,301            1,258                1,101

Dealing profits/(losses)
Republic of Ireland                                                            63               62                   25
United States of America                                                     (11)               16                    2
United Kingdom                                                                 24               12                   44
Poland                                                                          1                2                   32
Rest of the world                                                               -                -                    -
                                                                               77               92                  103
Exceptional foreign exchange dealing losses                                     -            (789)                    -

                                                                               77            (697)                  103

Other operating income
Republic of Ireland                                                            79              110                  121
United States of America                                                      120               13                   37
United Kingdom                                                                 11               30                   20
Poland                                                                         53               44                   24
Rest of the world                                                               -              (4)                    -
                                                                              263              193                  202

Gross income
Republic of Ireland                                                         2,674            2,782                2,588
United States of America                                                    1,557            1,723                1,757
United Kingdom                                                              1,276            1,272                1,335
Poland                                                                        961            1,190                  925
Rest of the world                                                               2                -                    5
                                                                            6,470            6,967                6,610
Exceptional foreign exchange dealing losses                                     -            (789)                    -
                                                                            6,470            6,178                6,610

Total operating expenses
Republic of Ireland                                                           924              885                  801
United States of America                                                      676              653                  569
United Kingdom                                                                363              350                  332
Poland                                                                        351              393                  292
Rest of the world                                                               4                3                    3
                                                                            2,318            2,284                1,997

Provisions
Republic of Ireland                                                            71              132                   51
United States of America                                                      109               44                   38
United Kingdom                                                                 25               19                   23
Poland                                                                         47                9                   23
Rest of the world                                                             (1)                -                  (1)
                                                                              251              204                  134


Notes


                                                                             2002             2001                 2000
2 Segmental information (continued)                                         EUR m            EUR m                EUR m

Operations by geographical segments(3)
Group profit on ordinary activities before taxation(2)
Republic of Ireland                                                           675              527                  577
United States of America                                                      330              358                  301
United Kingdom                                                                303              333                  286
Poland                                                                         67               55                  106
Rest of the world                                                               -               93                    4
                                                                            1,375            1,366                1,274
Exceptional foreign exchange dealing losses                                     -            (789)                    -
Deposit interest retention tax                                                  -                -                (113)

                                                                            1,375              577                1,161

Total loans
Republic of Ireland                                                        29,899           27,224               24,027
United States of America                                                   12,594           14,665               13,018
United Kingdom                                                             12,516           10,899                9,545
Poland                                                                      3,473            4,646                3,645
Rest of the world                                                               1               11                    4

                                                                           58,483           57,445               50,239

Total deposits
Republic of Ireland                                                        37,944           33,062               29,055
United States of America                                                   14,453           19,078               17,585
United Kingdom                                                             14,779           14,705               13,672
Poland                                                                      5,014            5,968                4,897
Rest of the world                                                               -                -                    1

                                                                           72,190           72,813               65,210

Total assets
Republic of Ireland                                                        45,205           42,148               36,956
United States of America                                                   17,798           22,672               21,020
United Kingdom                                                             16,774           17,184               16,191
Poland                                                                      6,271            7,343                6,128
Rest of the world                                                               1               12                  248

                                                                           86,049           89,359               80,543

Net assets
Republic of Ireland                                                         1,975            2,245                2,009
United States of America                                                    1,243            1,257                1,700
United Kingdom                                                                944            1,029                  914
Poland                                                                        246              320                  300
Rest of the world                                                               -                -                   21

                                                                            4,408            4,851                4,944


(2)The figures for 2001 have been restated to reflect the interest cost of the Reserve Capital Instruments as interest expense rather than 'Dividends on non-equity shares'.

(3)The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.

Assets by segment

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.



Notes



                                                                             2002             2001                 2000
3 Other interest receivable and similar income                              EUR m            EUR m                EUR m

Interest on loans and advances to banks                                       196              255                  238
Interest on loans and advances to customers                                 3,423            3,684                3,544
Income from leasing and hire purchase contracts                               188              209                  205

                                                                            3,807            4,148                3,987


                                                                             2002             2001                 2000
                                                                                          Restated
4 Interest payable                                                          EUR m            EUR m                EUR m

Interest on deposits by banks and customer accounts                         2,178            2,744                2,701
Interest on debt securities in issue                                          103              176                  249
Interest on subordinated liabilities                                           83              133                  155
Interest on reserve capital instruments                                        38               35                    -

                                                                            2,402            3,088                3,105


5     Deposit interest retention tax ('DIRT')

On 3 October 2000, AIB announced that it had reached a full and final settlement with the Irish Revenue Commissioners of

    EUR 114.33m in relation to DIRT, interest and penalties in Ireland for the period April 1986 to April 1999. The settlement included

EUR 1.37m paid in prior years. Although AIB believe that it had an agreement with the Revenue Commissioners in 1991 in relation to DIRT, the Board considered that concluding this settlement was in the best interests of shareholders, customers and staff. As a result an exceptional charge of EUR 112.96m was reflected in the accounts for the year ended 31 December 2000.

6 Dealing profits

                                                                             2002             2001                 2000
(a) Dealing profits (before exceptional losses)                             EUR m            EUR m                EUR m

Foreign exchange contracts                                                     78               75                   69
Profits less losses from securities held for trading                           10                2                   42
purposes
Interest rate contracts                                                      (11)               15                  (8)

                                                                               77               92                  103

Dealing profits is a term prescribed by the European Communities (Credit
Institutions: Accounts) Regulations, 1992. Dealing profits reflects trading income and excludes interest payable and receivable arising from these activities. Staff and other administrative expenses arising from trading activities are not included here but are included under the appropriate heading within administrative expenses (note 8(a)).

(b) Exceptional foreign exchange dealing losses

AIB accounted for the losses arising from the fraudulent foreign exchange trading activities at Allfirst Bank ('Fraud Losses') by way of an exceptional pre-tax charge of EUR 789m (of which EUR 341m related to prior periods) in its accounts for the year ended 31 December 2001. The losses occurred over a number of years as follows:- 2002: US$ 17.2m; 2001: US$ 373.3m; 2000: US$ 211.0m; 1999:
US$ 48.2m; 1998: US$ 12.4m; and 1997: US$ 29.1m.

The Group profit attributable to the ordinary shareholders of EUR 1,037m,for the year ended 31 December 2002,would reduce to

EUR 1,019m if the Fraud Losses and associated costs which were charged in 2001 as part of the exceptional item, were taken into account.

Treatment of exceptional foreign exchange dealing losses for US reporting purposes

For US reporting purposes, the Fraud Losses are required to be charged in the years in which they occurred. Accordingly in Note 19 - Supplementary Group financial information for US reporting purposes, the Group profit attributable to stockholders of AIB is restated to reflect the Fraud Losses and associated costs in the periods in which they occurred.


Notes



                                                                             2002             2001                 2000
7 Other operating income                                                    EUR m            EUR m                EUR m

Profit/(loss) on disposal of debt securities held for                         106               24                  (1)
investment purposes
Profit on disposal of investments in associated                                 1                1                    5
undertakings
Profit/(loss) on disposal of equity shares                                     11              (3)                   24
Contribution of life assurance company (note 17)                               57               84                   95
Contribution from securitised assets                                            4                5                    4
Mortgage origination and servicing income                                       7               10                    3
Miscellaneous operating income                                                 77               72                   72

                                                                              263              193                  202




8 Administrative expenses

                                                                             2002             2001                 2000
(a) Staff and other administrative expenses                                 EUR m            EUR m                EUR m

Staff costs                                                                 1,391            1,348                1,192
Other administrative expenses                                                 707              703                  634

                                                                            2,098            2,051                1,826


(b) Restructuring and integration costs in continuing businesses Allfirst Financial Inc.

Allfirst introduced an early retirement program in August 2002 for certain qualifying employees which provided additional service credits for those employees who retired on 1 December 2002. The charge of EUR 13m in 2002 relates to the cost of the enhanced benefits that were provided to the employees who retired. This also forms part of the retirement benefits past service cost in note 10.

Bank Zachodni WBK S.A.

On 13 June 2001, Bank Zachodni S.A. (Group interest 83.01%) merged with Wielkopolski Bank Kredytowy S.A. (Group interest 60.14%) through a share for share offering. The enlarged company, now called Bank Zachodni WBK S.A. (Group interest 70.47%), is listed on the Warsaw stock exchange. The charge of EUR 38min 2001 relates to the costs of integration of the two businesses.


                                                                             2002             2001                 2000
9 Amounts written off/(written back) fixed asset                            EUR m            EUR m                EUR m
investments

Debt securities                                                                19                6                  (1)
Equity shares                                                                  36              (1)                    -
Interests in associated undertakings                                            -                1                    -

                                                                               55                6                  (1)

Notes

10     Retirement benefits

(a) Description of retirement benefit schemes

The Group provides pension benefits for employees in Ireland, the UK, and the US, the majority of which are funded. Certain post-retirement benefits are also provided for retired employees, primarily healthcare and life insurance benefits in the US.

The Group operates a number of defined benefit schemes. The majority of staff in the Republic of Ireland are members of the AIB Group Irish Pension Scheme (the Irish scheme) while the majority of staff in the UK are members of the AIB Group UK Pension Scheme (the UK scheme). Allfirst sponsors a number of defined benefit schemes, the largest of which (the US scheme) covers substantially all employees of Allfirst and its subsidiaries. Retirement benefits for the defined benefit schemes are calculated by reference to service and pensionable salary at normal retirement date.

Independent actuarial valuations, for the main Irish and UK schemes, are carried out on a triennial basis. The last such valuation was carried out on 1 January 2001 using the Projected Unit Method. The schemes are funded and contribution rates of 10.0% and 22.6% have been set for the Irish and UK schemes respectively. As both these schemes are closed to new entrants, under the Projected Unit Method, the current service cost and the standard contribution rates will increase as members of the schemes approach retirement. Independent actuarial valuations of the US schemes are carried out annually. The last such valuation was carried out on 31 December 2002 using the Projected Unit Method. The actuarial valuations are available for inspection only to the members of the schemes.

The following table summarises the financial assumptions adopted in respect of the main schemes. The assumptions, including the expected long-term rate of return on assets, have been set upon advice of the Group's actuary.


                                                                                                      as at 31 December
                                                                             2002              2001                2000
Financial assumptions                                                           %                 %                   %

Irish scheme
Rate of increase in salaries                                                  4.0               4.0                 4.0
Rate of increase of pensions in payment                                       2.5               2.5                 2.5
Discount rate                                                                5.60              5.75                5.75
Inflation assumptions                                                         2.5               2.5                 2.5

UK scheme
Rate of increase in salaries                                                  4.0               4.0                 4.0
Rate of increase of pensions in payment                                       2.5               2.5                 2.5
Discount rate                                                                5.75              6.00                6.00
Inflation assumptions                                                         2.5               2.5                 2.5

US scheme
Rate of increase in salaries                                                  4.5               4.5                 4.0
Rate of increase of pensions in payment                                         -                 -                   -
Discount rate                                                                6.51              6.94                7.47
Inflation assumptions                                                         3.0               3.0                 3.0


The following table sets out on a combined basis for all schemes the fair value of the assets held by the schemes together with the long term rate of return expected for each class of assets.



                              as at 31 December 2002      as at 31 December 2001             as at 31 December 2000

                                           Long-term                  Long-term               Long-term
                                             rate of                    rate of                 rate of
                                              return                     return                  return
                                            expected        Value      expected      Value     expected           Value
                                                   %        EUR m             %      EUR m            %           EUR m
Equities                                         9.0        1,490           8.6      2,138          7.4           2,280
Bonds                                            5.2          333           5.6        391          5.9             443
Other                                            6.3          346           4.9        373          5.1             407

Total market value of assets                     8.0        2,169           7.7      2,902          6.9           3,130
Actuarial value of liabilities                            (2,879)                  (2,645)                      (2,403)

(Deficit)/surplus in the schemes                            (710)                      257                          727
Related deferred tax asset/(liability)                        173                      (2)                        (102)

Net pension (liability)/asset                               (537)                      255                          625



Notes


10 Retirement benefits (continued)

The net pension (liability)/asset is recognised on the balance sheet as follows:-



                                                                                                    as at 31 December

                                                                                    2002          2001           2000
                                                                                   EUR m         EUR m          EUR m

Funded pension schemes in surplus                                                      -           372            671
Funded pension schemes in deficit                                                  (482)          (58)              -
Unfunded schemes                                                                    (55)          (59)           (46)

                                                                                   (537)           255            625


Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to EUR 105,992 in aggregate to a number of former directors.

The following table sets out the components of the defined benefit cost for each of the three years ended 31 December 2002, 2001 and 2000.


                                                                                    2002         2001            2000
                                                                                   EUR m        EUR m           EUR m

Other finance income
     Expected return on pension scheme assets                                        220          213             203
     Interest on pension scheme liabilities                                        (158)        (146)           (132)
                                                                                      62           67              71
Included within administrative expenses
     Current service cost                                                             86           79              75
     Past service cost                                                                22            5              21
                                                                                     108           84              96

Cost of providing defined retirement benefits                                         46           17              25




                                                                                    2002         2001            2000
Analysis of the amount recognised in STRGL                                         EUR m        EUR m           EUR m

Actual return less expected return on pension scheme assets                        (862)        (438)           (158)
Experience gains and losses on scheme liabilities                                   (18)         (32)            (72)
Changes in demographic and financial assumptions                                   (123)         (32)            (18)

Actuarial loss recognised under FRS 17                                           (1,003)        (502)           (248)
Deferred tax                                                                         180          100              47

Recognised in STRGL                                                                (823)        (402)           (201)


                                                                                    2002         2001            2000
Movement in (deficit)/surplus during the year                                      EUR m        EUR m           EUR m

Surplus in scheme at beginning of year                                               257          727             946
Movement in year:
Current service cost                                                                (86)         (79)            (75)
Past service cost                                                                   (22)          (5)            (21)
Contributions                                                                         50           50              47
Other finance income                                                                  62           67              71
Actuarial loss recognised under FRS 17                                           (1,003)        (502)           (248)
Translation adjustment                                                                32          (1)               7

(Deficit)/surplus in scheme at end of year                                         (710)          257             727




Notes

10 Retirement benefits (continued)


                                                                       2002        2001           2000            1999
History of experience gains and losses                                EUR m       EUR m          EUR m           EUR m

Difference between expected and actual return on scheme
assets:
Amount                                                                (862)       (438)          (158)             324
Percentage of scheme assets                                             40%         15%             5%             10%
Experience gains and losses on scheme liabilities:
Amount                                                                 (18)        (32)           (72)            (16)
Percentage of scheme liabilities                                         1%          1%             3%              1%
Total amount recognised in STRGL:
Amount                                                              (1,003)       (502)          (248)             662
Percentage of scheme liabilities                                        35%         19%            10%             31%


The Group operates a number of defined contribution schemes. The defined benefit schemes in Ireland and the UK were closed to new members from December 1997.Employees joining after December 1997 join on a defined contribution basis. The standard contribution rate in Ireland is 10%. The standard contribution rate in the UK is 5% and these members are also accruing benefits under SERPS (the State Earnings Related Pension Scheme). Allfirst provides a defined contribution plan whereby eligible employees can contribute, subject to certain limitations, varying percentages of their annual compensation. Allfirst matches 100% of the first 3% and 50% of the next 3% of an employee's contribution. The total cost in respect of defined contribution schemes for 2002 was EUR 27m (2001: EUR 22m; 2000: EUR 17m).

(b) Implementation of FRS 17 'Retirement benefits'

The Group adopted FRS 17 in the preparation of its accounts for the year ended 31 December 2001 and comparative figures were restated. The change in accounting policy arising from the adoption of FRS 17 gave rise to a net credit to shareholders' funds of
EUR 648m at 1 January 2001.

11     Profit on disposal of business

In August 2001, AIB's interests in Keppel Capital Holdings Ltd. were sold to Oversea-Chinese Banking Corporation Limited, giving rise to a profit before taxation on disposal of EUR 93m (tax charge EUR nil).



                                                                                    2002           2001           2000
12 Taxation                                                                        EUR m          EUR m          EUR m

Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the period                                                  81             88             69
Adjustments in respect of prior periods                                              (7)            (6)            (1)
                                                                                      74             82             68
Double taxation relief                                                               (4)           (17)           (15)

                                                                                      70             65             53

Foreign tax
Current tax on income for the period                                                 212             64            146
Adjustments in respect of prior periods                                              (4)            (8)            (5)
                                                                                     208             56            141

Total current tax                                                                    278            121            194

Deferred tax
Origination and reversal of timing differences                                        21           (66)            125
Other                                                                                  6              -              -

Total deferred tax                                                                    27           (66)            125

Associated undertakings                                                                1              -              -

Taxation on ordinary activities                                                      306             55            319

Effective tax rate - adjusted                                                      22.3%       24.2%(1)       25.8%(1)


(1)The adjusted effective tax rate has been presented to eliminate the effect of the exceptional foreign exchange dealing losses in 2001 (note 6(b)) and the deposit interest retention tax settlement in 2000 (note 5).


Notes


13 Earnings per EUR 0.32 ordinary share                                          2002             2001                2000

(a) Basic
Group profit attributable to the ordinary shareholders(1)                  EUR 1,037m       EUR   484m          EUR   784m
Weighted average number of shares in issue during the year(1)                  868.7m           861.4m              856.1m
Earnings per share                                                         EUR 119.4c        EUR 56.2c          EUR  91.6c


(1)In accordance with FRS 14 - 'Earnings per share', dividends arising on the shares held by the employee share trusts are excluded in arriving at profit before taxation and deducted from the aggregate of dividends paid and proposed. The shares held by the trusts are excluded from the calculation of weighted average number of shares in issue.




                                                                                   Earnings per EUR 0.32 ordinary share

                                                                               2002             2001                2000

(b) Adjusted                                                                              cent per EUR 0.32 share

As reported                                                                   119.4             56.2                91.6
Adjustments
Exceptional foreign exchange dealing losses (note 6(b))                           -             59.6                   -
Deposit interest retention tax (note 5)                                           -                -                12.0
Goodwill amortisation                                                           3.6              3.6                 3.1

                                                                              123.0            119.4               106.7


The adjusted earnings per share figure has been presented to eliminate the effect of the goodwill amortisation in all years, the exceptional foreign exchange dealing losses in 2001 and the deposit interest retention tax settlement in 2000.


(c) Diluted                                                                    2002             2001                2000

                                                                                    Number of shares (millions)

Weighted average number of shares in issue during the period                  868.7            861.4               856.1
Dilutive effect of options outstanding                                          8.4              5.7                 5.8

Diluted                                                                       877.1            867.1               861.9


The weighted average number of ordinary shares reflects the dilutive effect of options outstanding under the employee share trusts,the Share option scheme and the Allfirst Financial Inc.stock option plan.



                                                                                                2002                2001
14 Loans and advances to customers                                                             EUR m               EUR m

Loans and advances to customers                                                               50,244              47,674
Amounts receivable under finance leases                                                        2,143               2,447
Amounts receivable under hire purchase contracts                                                 834                 863
Money market funds                                                                               226                 232

                                                                                              53,447              51,216

                                                                                                2002                2001
                                                                                               EUR m               EUR m

Non-performing loans - Loans accounted for on a non-accrual basis
AIB Bank ROI division                                                                            194                 162
AIB Bank GB & NI division                                                                         88                 107
USA division                                                                                     107                  87
Capital Markets division                                                                         115                  34
Poland division                                                                                  486                 643

                                                                                                 990               1,033


Notes

                                                                                                    2002            2001
15 Provisions for bad and doubtful debts                                                           EUR m           EUR m

At 1 January                                                                                       1,009             872
Exchange translation adjustments                                                                    (86)              46
Disposed loans                                                                                       (2)               -
Charge against profit and loss account                                                               194             179
Amounts written off                                                                                (279)           (113)
Recoveries of amounts written off in previous years                                                   26              25

At 31 December                                                                                       862           1,009

At 31 December
Specific                                                                                             435             539
General                                                                                              427             470

                                                                                                     862           1,009



                                                                                     2002                           2001

                                                                       Book        Market           Book          Market
                                                                     amount         value         amount           value
16 Debt securities                                                    EUR m         EUR m          EUR m           EUR m

Held as financial fixed assets
Issued by public bodies:
     Government securities                                            4,931         5,101          5,014           5,082
     Other public sector securities                                   2,503         2,533          4,012           4,053
Issued by other issuers:
     Bank and building society certificates of deposit                  124           124            518             519
     Other debt securities                                            5,888         5,932          6,755           6,814

                                                                     13,446        13,690         16,299          16,468


Held for trading purposes
Issued by public bodies:
     Government securities                                              833                          511
     Other public sector securities                                      73                           47
Issued by other issuers:
     Bank and building society certificates of deposit                   45                           48
     Other debt securities                                            3,807                        3,177

                                                                      4,758                        3,783


                                                                     18,204                       20,082



Notes

17 Long-term assurance business

Income from long-term assurance business included in the profit and loss account can be divided into those items comprising the operating profit of the business and other items as set out below.


                                                                                                      2002        2001
Income from Ark Life's long-term assurance business                                                  EUR m       EUR m

New business contribution                                                                               60          65
Contribution from existing business
     - expected return                                                                                  25          18
     - experience variances                                                                              2           3
Investment returns                                                                                       2           3
Distribution costs                                                                                    (20)        (17)

Operating profit                                                                                        69          72
Other items:
     Change in value of future unit linked fees                                                       (32)         (3)
     Changes in economic assumptions                                                                    17           -
     Exceptional items                                                                                   3          15

Income from long-term assurance business before tax                                                     57          84
Attributable tax                                                                                         9          17

Income from long-term assurance business after tax                                                      48          67


The assets and  liabilities of Ark Life Assurance  Company  Limited ('Ark Life')
representing   the  value  of  the   assurance   business   together   with  the
policyholders' funds are:


                                                                                                      2002        2001
                                                                                                     EUR m       EUR m

Investments:
     Cash and short-term placings with banks                                                         1,250       1,019
     Debt securities                                                                                   223         256
     Equity shares                                                                                     849       1,034
     Property                                                                                           42          43

                                                                                                     2,364       2,352
Embedded value adjustment                                                                              153         142
Other assets - net                                                                                      61          62

                                                                                                     2,578       2,556
Long-term assurance liabilities to policyholders                                                   (2,226)     (2,252)

Long-term assurance business attributable to shareholders                                              352         304

Represented by:
     Shares at cost                                                                                     19          19
     Reserves                                                                                          326         281
     Profit and loss account                                                                             7           4

                                                                                                       352         304

Notes


                                                                                                    2002            2001
18 Customer accounts                                                                               EUR m           EUR m

Current accounts                                                                                  16,428          16,300
Demand deposits                                                                                   10,333          11,165
Time deposits                                                                                     21,855          22,896
                                                                                                  48,616          50,361

Securities sold under agreements to repurchase                                                       703             726
Other short-term borrowings                                                                        3,657           3,470
                                                                                                   4,360           4,196

                                                                                                  52,976          54,557


19     Supplementary Group financial information for US reporting purposes

For convenience purposes this note contains translations of certain euro amounts into US dollars at the rate of EUR 1.00 to US$ 1.0487, the year end translation rate used in the preparation of the Group's financial statements. These translations should not be construed as representations that the euro amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated.



                                                                       2002          2002           2001            2000
                                                                                                Restated
                                                                       US $           EUR            EUR             EUR

Per American Depositary Share ('ADS')
Net income for US reporting purposes                                   2.46          2.35           1.70            1.49
Dividend(1)                                                            1.04          0.98           0.88            0.78
Net assets for US reporting purposes                                  10.37          9.88          11.06           10.84


Amounts in accordance with US GAAP
Net income                                                             974m          929m           630m            571m
Net income attributable to ordinary stockholders                       966m          921m           615m            551m
Net income per ADS                                                     2.22          2.12           1.43            1.29
Net assets per ADS                                                    14.02         13.37          12.98           11.56


(1)The actual dividend payable to US stockholders will depend on the EUR/US $ exchange rate prevailing.



Summary of consolidated balance sheet                                US $ m         EUR m          EUR m           EUR m

Amounts in accordance with IR GAAP
Total assets                                                         90,239        86,049         89,359          80,543
Ordinary stockholders' equity                                         4,623         4,408          4,851           4,944
Total loans                                                          61,332        58,483         57,445          50,239
Total deposits                                                       75,706        72,190         72,813          65,210

Amounts in accordance with USGAAP
Total assets                                                         90,642        86,432         88,561          78,216
Ordinary stockholders' equity                                         6,254         5,963          5,716           5,050



Notes

19     Supplementary Group financial information for US reporting purposes
    (continued)

Exceptional foreign exchange dealing losses

As set out in note 6,in accordance with Irish Generally Accepted Accounting Principles (IR GAAP) the total costs arising from the fraud in Allfirst Treasury have been reflected by way of an exceptional charge of EUR 789m (after tax EUR
513m) in the accounts for the year ended December 31,2001.

Under US reporting requirements, the filing of AIB's 2001 financial statements by way of Annual Report on Form 20-F constituted a reissue of the financial statements for prior years. The US Securities and Exchange Commission requires all material errors in respect of prior years to be accounted for and reported as prior year adjustments, in the years in which they occurred. Accordingly, in AIB's Annual Report on Form 20-F for December 2001, the Fraud Losses were charged in the years in which they occurred and this approach has been reflected in the financial information provided in this note.

The following tables reflect the reconciliation of the net income attributable to ordinary stockholders and consolidated ordinary stockholders' equity, as reported under Irish legislation to the amounts restated to meet US reporting purposes.


                                                                                   2002            2001            2000
                                                                                               Restated
Net income attributable to ordinary stockholders                                  EUR m           EUR m           EUR m

Per Irish Legislation Accounts                                                    1,037             484             784
Adjustments:
     Exceptional foreign exchange dealing losses                                   (18)             372           (228)
     Administration expenses                                                       (10)               6               -
     Taxation                                                                        10           (132)              80

For US reporting purposes                                                         1,019             730             636

Consolidated ordinary stockholders' equity
Per Irish Legislation Accounts                                                    4,408           4,851           4,944
Adjustments:
Cumulative impact of recognition
of losses in period they occurred                                                     -              20           (210)

For US reporting purposes                                                         4,408           4,871           4,734


Notes


19     Supplementary Group financial information for US reporting purposes
    (continued)

Reconciliation of alternative presentation to USGAAP

The Group financial statements conform with accounting principles generally accepted in Ireland. The following tables provide the significant adjustments to the consolidated net income (Group profit attributable to the stockholders of AIB) and consolidated ordinary stockholders' equity, which would be required if accounting principles generally accepted in the United States (US GAAP) had been applied instead of those generally accepted in Ireland (IR GAAP).


                                                                                       Year ended December 31

                                                                                  2002            2001             2000

Consolidated net income                                                                        Restated
                                                                                  (millions except per share amounts)

Net income (Group profit attributable to the stockholders of AIB)
     as in the consolidated profit and loss account for
          US reporting purposes (page 40)                                    EUR  1,019      EUR    730     EUR      636
Adjustments in respect of:
     Depreciation of freehold and long leasehold property                             2               5                -
     Long-term assurance policies                                                  (27)            (48)             (70)
     Goodwill                                                                         4           (110)             (78)
     Premium on core deposit intangibles                                            (5)             (7)              (9)
     Retirement benefits                                                            (5)              53               94
     Dividends on non-equity shares                                                   8              15               20
     Securities held for hedging purposes                                           (3)            (24)             (25)
     Derivatives hedging available-for-sale securities                                -               -              (9)
     Internal derivative trades                                                       -               -              (6)
     Internal use computer software                                                   1               6               11
     Derivatives FAS 133 transition adjustment(1)                                     -             122                -
     Derivatives FAS 133 adjustment                                                (82)           (107)                -
     Deferred tax effect of the above adjustments                                    17             (5)                7

Net income in accordance with US GAAP                                        EUR    929      EUR    630     EUR      571

Net income applicable to ordinary stockholders of AIB in accordance          EUR    921      EUR    615     EUR      551
with US GAAP

Equivalent to                                                                US$    966

Income per American Depositary Share (ADS*) in accordance with US GAAP       EUR   2.12      EUR   1.43     EUR     1.29

Equivalent to                                                                US$   2.22
Year end exchange rate EUR/US $                                                  1.0487

*An American Depositary Share represents two ordinary shares of EUR 0.32 each.



                                                                                           Year ended December 31
                                                                                  2002            2001             2000
Comprehensive income                                                                           Restated
                                                                                             (millions)

Net income in accordance with USGAAP                                         EUR    929      EUR    630     EUR      571
Net movement in unrealized holding gains on investment securities
     arising during the period                                                       84             120              110
Derivatives FAS 133 transition adjustment(1)                                          -              41                -
Exchange translation adjustments                                                  (480)             214              233

Comprehensive income                                                         EUR    533      EUR  1,005     EUR      914


(1) Cumulative effect of the change in accounting principle for derivatives and hedging activities.


Notes

19 Supplementary Group financial information for US reporting purposes
(continued)



Reconciliation of alternative presentation to USGAAP (continued)

Consolidated ordinary stockholders' equity                                           2002          2001             2000

                                                                                     (millions except per share amounts)
Ordinary stockholders' equity as in the consolidated balance
sheet for US reporting purposes (page 40)                                      EUR  4,408     EUR 4,871        EUR 4,734
Revaluation of property                                                             (201)         (204)            (210)
Depreciation of freehold and long leasehold property                                 (27)          (27)             (27)
Goodwill                                                                              925         1,070            1,097
Core deposit intangibles                                                               12            19               26
Dividends payable on ordinary shares                                                  284           250              221
Dividends on non-equity shares                                                          1             1                -
Long-term assurance policies                                                        (263)         (236)            (188)
Unrealized gains/(losses) not yet recognised on:
     Available-for-sale debt securities                                               244           169               16
     Available-for-sale equity securities                                              15             -              (6)
     Derivatives hedging available-for-sale securities                                  -             -             (63)
Securities held for hedging purposes                                                  (4)           (1)               26
Internal derivative trades                                                              -             -             (10)
Derivatives FAS 133 adjustment                                                       (79)             5                -
Retirement benefits                                                                 1,012            77            (476)
Internal use computer software                                                         18            17               11
Own shares                                                                          (176)         (245)            (177)
Deferred tax effect of the above adjustments                                        (206)          (50)               76

Ordinary stockholders' equity in accordance with US GAAP                      EUR   5,963     EUR 5,716        EUR 5,050
Equivalent to                                                                 US$   6,254

Ordinary stockholders' equity per ADS in accordance with USGAAP               EUR   13.37     EUR 12.98        EUR 11.56
Equivalent to                                                                US$    14.02

Ordinary stockholders' equity per ADS in accordance with IR GAAP             EUR     9.88     EUR 11.06        EUR 10.84
Equivalent to                                                                US$    10.37


Notes

20     Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2002 and 2001. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.


                                                Year ended 31 December 2002                  Year ended 31 December 2001
                                          Average       Interest    Average             Average     Interest     Average
                                          balance                      rate             balance                     rate
Assets                                      EUR m          EUR m          %               EUR m        EUR m           %

Placings with banks
     Domestic offices                       3,388            103        3.0               3,441          138         4.0
     Foreign offices                        1,884             81        4.3               2,041          117         5.7
Loans to customers(1)
     Domestic offices                      23,530          1,360        5.8              21,210        1,390         6.6
     Foreign offices                       26,369          1,573        6.0              25,026        2,051         8.2

Placings with banks and loans to
customers(1)
     Domestic offices                      26,918          1,463        5.4              24,651        1,528         6.2
     Foreign offices                       28,253          1,654        5.9              27,067        2,168         7.9
Funds sold
     Domestic offices                           -              -          -                   -            -           -
     Foreign offices                          744             12        1.6                  93            2         2.7
Debt securities and government bills
     Domestic offices                       9,850            401        4.1               8,886          432         4.9
     Foreign offices                        9,311            550        5.9              11,558          784         6.8
Instalment credit and finance lease
receivables
     Domestic offices                       1,895            115        6.1               1,880          119         6.3
     Foreign offices                        1,280             73        5.7               1,458           90         6.2
Total interest earning assets
     Domestic offices                      38,663          1,979        5.1              35,417        2,079         5.9
     Foreign offices                       39,588          2,289        5.8              40,176        3,044         7.6

                                           78,251          4,268        5.5              75,593        5,123         6.8
Allowance for loan losses                   (956)                                         (939)
Non-interest earning assets                 8,962                                         9,560

Total assets                               86,257          4,268        4.9              84,214        5,123         6.1

Percentage of assets applicable to
     foreign activities                                                51.6                                         53.3



(1)Loans to customers include money market funds. Non-accrual loans and loans classified as problem loans are also included within this caption.

Notes

20 Average balance sheets and interest rates (continued)




                                                  Year ended 31 December 2002                Year ended 31 December 2001

                                             Average    Interest      Average           Average    Interest      Average
                                             balance                     rate           balance                     rate
Liabilities and stockholders' equity           EUR m       EUR m            %             EUR m       EUR m            %

Interest bearing deposits and
other short-term borrowings
     Domestic offices                         31,005         837          2.7            27,285       1,044          3.8
     Foreign offices                          30,326         935          3.1            32,519       1,588          4.9
Funds purchased
     Domestic offices                              -           -            -                 -           -            -
     Foreign offices                           1,489          24          1.6             1,694          65          3.8
Subordinated liabilities
     Domestic offices                          1,642          85          5.2             1,906         116          6.1
     Foreign offices                             682          36          5.3               788          52          6.6
Total interest bearing liabilities
     Domestic offices                         32,647         922          2.8            29,191       1,160          4.0
     Foreign offices                          32,497         995          3.1            35,001       1,705          4.9

                                              65,144       1,917          2.9            64,192       2,865          4.5
Interest-free liabilities
          Current accounts                    10,764                                      9,578
Other liabilities                              5,182                                      4,996
Minority equity and non-equity                   285                                        298
interests
Preference share capital                         253                                        253
Ordinary stockholders' equity                  4,629                                      4,897

Total liabilities and stockholders'           86,257       1,917          2.2            84,214       2,865          3.4
equity

Percentage of liabilities applicable
to foreign activities                                                     50.0                                      53.7



                                                                                                         Contract amount
                                                                                                       2002         2001

21 Memorandum items: contingent liabilities and commitments                                             EUR m      EUR m

Contingent liabilities:
     Acceptances and endorsements                                                                        72          142
     Guarantees and assets pledged as collateral security                                             5,292        5,245
     Other contingent liabilities                                                                     1,027        1,125
                                                                                                      6,391        6,512

Commitments:
     Commitments arising out of sale and option to resell transactions                                2,062          402
     Other commitments                                                                               17,890       18,597
                                                                                                     19,952       18,999

                                                                                                     26,343       25,511


Notes

21     Memorandum items: contingent liabilities and commitments (continued)

The Group's maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

Except as set out below, AIBGroup is not, nor has been, involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIBGroup any legal or arbitration proceedings which may have, or have had during the previous twelve months, a significant effect on the financial position of AIBGroup.

Class actions

On 5 March 2002 and on 24 April 2002, separate class action lawsuits under the Securities Exchange Act, 1934 of the United States were filed in the United States District Court for the Southern District of New York against AIB, Allfirst and certain serving and past officers and directors of Allfirst and its subsidiaries, seeking compensatory damages, legal fees and other costs and expenses relating to alleged misrepresentations in filings of AIB and Allfirst. On 3 May 2002, a motion to consolidate both cases and to appoint a lead plaintiff was filed with the court. It is not practicable to predict the outcome of the action against AIB and Allfirst and any financial impact on AIB, but on the basis of current information, the Directors do not believe that the action is likely to have a materially adverse effect on AIB.

On 13 May 2002,a purported shareholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. An alleged holder of AIB American Depositary Shares purports to sue certain present and former directors and officers of Allfirst Bank on behalf of AIB, alleging those persons are liable for the foreign exchange trading losses. No relief is sought in the purported derivative action against AIB, Allfirst or Allfirst Bank. On 30 December 2002, the Court dismissed the action. On 10 January 2003, the plaintiffs have filed a motion seeking to have the Court amend or revise the judgement, or to be granted leave to file an amended complaint.

Certain of the individual defendants in these actions have asserted or may possibly assert claims for indemnification against AIB and/or Allfirst, which, if made against Allfirst following completion of the M&T transaction, might be subject to the indemnification obligations of AIB as part of the agreement with M&T. In the nature of any such claims, it is not possible to quantify the amount which might be asserted in any such claim.

    The following table presents the notional principal amount and gross replacement cost of interest rate, exchange rate and equity contracts.



                                                                    31 December 2002                    31 December 2001
                                                            Notional           Gross            Notional           Gross
                                                           principal     replacement           principal     replacement
                                                              amount            cost              amount            cost
                                                              EUR m           EUR m               EUR m            EUR m

Interest rate contracts(1)                                   110,529           1,913             116,151           1,432

Exchange rate contracts(1)                                    21,046             546              26,505             280

Equity contracts(1)                                            2,037              27               2,893             195


(1)Interest rate, exchange rate and equity contracts have been entered into for both hedging and trading purposes.

In respect of interest rate and exchange rate contracts, notional principal amounts are used to express the volume of these transactions. However, the amounts subject to risk are much lower in accordance with the terms of the contracts. Credit risk arises when market movements are such that the deal has positive value to the Group so that a cost would be incurred if the contract had to be replaced in the event of counterparty default. The sum of these positive values is known as gross replacement cost and does not reflect the netting of offsetting positions.

22     Form 20-F

An annual report on Form 20-F will be filed with the Securities and Exchange Commission, Washington D.C. and, when filed, will be available to shareholders on application to the Company Secretary.

23 Approval of accounts

The accounts were approved by the board of directors on 18 February 2003.


Financial and other information



                                                                                                2002                2001
Financial and other information                                                                                 Restated

Operating ratios
Operating expenses(1)/operating income                                                         58.6%            59.9%(2)
Tangible operating expenses(3)/operating income                                                57.8%            59.0%(2)
Other income(4)/operating income                                                               40.2%            39.8%(2)
Net interest margin:
     Group                                                                                     3.00%               2.99%
     Domestic                                                                                  2.73%               2.59%
     Foreign                                                                                   3.27%               3.34%

Rates of exchange
EUR /US $
     Closing                                                                                  1.0487              0.8813
     Average                                                                                  0.9458              0.8947
EUR /Stg GBP
     Closing                                                                                  0.6505              0.6085
     Average                                                                                  0.6282              0.6198
EUR /PLN
     Closing                                                                                  4.0210              3.4953
     Average                                                                                  3.8473              3.6573


(1)Excludes restructuring costs of EUR 13.3m in 2002 and integration costs of EUR38.2m in 2001.

(2)Adjusted to exclude the impact of the exceptional foreign exchange dealing losses in 2001.Including the exceptional foreign exchange dealing losses, operating expenses/operating income was 77.1%, tangible operating expenses/ operating income was 74.8% and other income/operating income was 23.8%.

(3)Excludes amortisation of goodwill of EUR 31.7m (2001: EUR 30.9m) and restructuring/integration costs of EUR 13.3m (2001: EUR 38.2m). (4)Other income includes other finance income.



                                                                                                2002                2001
Capital adequacy information                                                                   EUR m               EUR m

Risk weighted assets
Banking book:
     On balance sheet                                                                         53,961              54,839
     Off-balance sheet                                                                        11,521              10,854
                                                                                              65,482              65,693
Trading book:
     Market risks                                                                              3,099               2,897
     Counterparty and settlement risks                                                           658                 268
                                                                                               3,757               3,165

Total risk weighted assets                                                                    69,239              68,858

Capital
Tier 1                                                                                         4,806               4,479
Tier 2                                                                                         2,522               2,759

                                                                                               7,328               7,238
Supervisory deductions                                                                           341                 294

Total                                                                                          6,987               6,944



Five year financial summary
                                                                                                  Year ended 31 December

                                                                     2002        2001      2000         1999        1998
     2002       Summary of consolidated                                      Restated
    US $m       profit and loss account                             EUR m       EUR m     EUR m        EUR m       EUR m


    2,466       Net interest income before exceptional item         2,351       2,258     2,022        1,770       1,609
        -       Deposit interest retention tax                          -           -     (113)            -           -

    2,466       Net interest income after exceptional item          2,351       2,258     1,909        1,770       1,609
       65       Other finance income                                   62          67        71           71           -
    1,590       Other income before exceptional item                1,517       1,426     1,304        1,052         980
        -       Exceptional foreign exchange dealing losses             -       (789)         -            -           -

    4,121       Total operating income after exceptional            3,930       2,962     3,284        2,893       2,589
                items
    2,431       Total operating expenses                            2,318       2,284     1,997        1,658       1,442

    1,690       Group operating profit before provisions            1,612         678     1,287        1,235       1,147
      263       Provisions                                            251         204       134           92         134

    1,427       Group operating profit                              1,361         474     1,153        1,143       1,013
       10       Income from associated undertakings                     9           4         3            3           4
        5       Profit on disposal of property                          5           6         5            2          32
        -       Profit on disposal of business                          -          93         -           15           -

    1,442       Group profit before taxation                        1,375         577     1,161        1,163       1,049
      321       Taxation on ordinary activities                       306          55       319          333         315
                Impact of phased reduction in
                Irish corporation tax rates on
        -       deferred tax balances                                   -           -         -            -          55
      321                                                             306          55       319          333         370
       25       Equity and non-equity minority interests               24          23        38           28          29
        8       Dividends on non-equity shares                          8          15        20           16          17

                Group profit attributable to the ordinary
    1,088       shareholders of Allied Irish Banks, p.l.c.          1,037         484       784          786         633

      450       Dividends on equity shares                            429         380       335          288         239
      2.4       Dividend cover - times                                2.4         1.3       2.3          2.7         2.7
   125.2c       Earnings per EUR 0.32 share - basic                  119.4c       56.2c     91.6c        92.5c       74.7c
   129.0c       Earnings per EUR 0.32 share - adjusted               123.0c      119.4c    106.7c        93.5c       81.1c
   124.0c       Earnings per EUR 0.32 share - diluted                118.2c       55.9c     91.0c        91.6c       73.7c



                                                                                                  Year ended 31 December
     2002       Summary of consolidated                              2002        2001      2000         1999        1998
    US $m       balance sheet                                       EUR m       EUR m     EUR m        EUR m       EUR m

   90,239       Total assets                                       86,049      89,359    80,543       67,959      53,875
   61,332       Total loans                                        58,483      57,445    50,239       43,127      35,496
   75,706       Total deposits                                     72,190      72,813    65,210       55,241      44,840

    1,350       Dated capital notes                                 1,287       1,594     1,836        1,587         970
      408       Undated capital notes                                 389         426       413          397         170
      520       Reserve capital instruments                           496         496         -            -           -
                Equity and non-equity minority
      288       interests in subsidiaries                             274         312       272          227         213
      246       Shareholders' funds: non-equity interests             235         279       264          245         210
    4,623       Shareholders' funds: equity interests               4,408       4,851     4,944        4,460       2,829

    7,435       Total capital resources                             7,089       7,958     7,729        6,916       4,392


Five year financial summary (continued)




                                                                                                  Year ended 31 December
                                                                    2002        2001      2000          1999        1998
                                                                            Restated
Other financial data                                                   %           %         %             %           %

Return on average total assets(1)                                   1.24     0.62(2)   1.12(3)          1.36     1.28(4)
Return on average ordinary shareholders' equity                     22.4      9.9(2)   16.7(3)          20.9     25.4(4)
Dividend payout ratio                                               41.4        78.5      42.7          36.6        37.9
Average ordinary shareholders' equity
     as a percentage of average total assets                         5.4         5.8       6.3           6.1         4.7
Allowance for loan losses as a percentage
     of total loans to customers at year end                         1.6         1.9       1.9           1.9         1.8
Net interest margin(1)                                              3.00        2.99      3.02          3.27        3.33
Tier 1 capital ratio                                                 6.9         6.5       6.3           6.4         7.5
Total capital ratio                                                 10.1        10.1      10.8          11.3        11.1


(1)The 2001 amounts have been restated to reflect the implementation of UITF Abstract 33 - Obligations in Capital Instruments. (2)Excluding the impact of the exceptional foreign exchange dealing losses, the return on average total assets was 1.23% and the return on average ordinary shareholders' equity was 19.4%.

(3)Excluding the impact of the deposit interest retention tax settlement, the return on average total assets was 1.26% and the return on average ordinary shareholders' equity was 18.7%.

(4)Excluding the impact of the phased reduction in Irish corporation tax rates on deferred tax balances, the return on average total assets was 1.39% and the return on average ordinary shareholders' equity was 27.3%.


Accounts in sterling, US dollars and Polish zloty


                                                                            EUR m     STG GBPm     US $m           PLN m
Summary of consolidated profit and loss account                                   STG GBP0.6505 US $1.0487    PLN 4.0210
for the year ended 31 December 2002                                                    = EUR 1    = EUR 1        = EUR 1


Group operating profit before provisions                                  1,612         1,048      1,690           6,482
Provisions                                                                  251           163        263           1,009

Group operating profit                                                    1,361           885      1,427           5,473
Income from associated undertakings                                           9             6         10              37
Profit on disposal of property                                                5             3          5              20

Group profit on ordinary activities before taxation                       1,375           894      1,442           5,530
Taxation                                                                    306           199        321           1,232

Group profit on ordinary activities after taxation                        1,069           695      1,121           4,298

Group profit attributable to the ordinary
shareholders of Allied Irish Banks, p.l.c.                                1,037           675      1,088           4,170

Dividends on equity shares                                                  429           279        450           1,726

Earnings per EUR 0.32 share - basic                                        119.4c         77.7p     125.2c       480.1 PLN
Earnings per EUR 0.32 share - adjusted                                     123.0c         80.0p     129.0c       494.6 PLN
Earnings per EUR 0.32 share - diluted                                      118.2c         76.9p     124.0c       475.3 PLN


Summary of consolidated balance sheet
31 December 2002                                                          EUR m      Stg GBPm      US $m           PLN m

Assets
Loans and advances to banks                                               4,788         3,115      5,022          19,254
Loans and advances to customers                                          53,447        34,767     56,050         214,911
Debt securities and equity shares                                        18,450        12,002     19,349          74,188
Intangible fixed assets                                                     457           297        479           1,836
Tangible fixed assets                                                     1,178           766      1,235           4,736
Other assets                                                              5,503         3,580      5,770          22,127
Long-term assurance assets
attributable to policyholders                                             2,226         1,448      2,334           8,950

                                                                         86,049        55,975     90,239         346,002

Liabilities
Deposits by banks                                                        16,137        10,497     16,923          64,886
Customer accounts                                                        52,976        34,461     55,556         213,018
Debt securities in issue                                                  3,077         2,002      3,227          12,373
Other liabilities                                                         4,544         2,955      4,765          18,268
Subordinated liabilities                                                  2,172         1,413      2,278           8,734
Equity and non-equity minority interests in subsidiaries                    274           178        287           1,102
Shareholders' funds                                                       4,643         3,021      4,869          18,671
Long-term assurance liabilities to policyholders                          2,226         1,448      2,334           8,950

                                                                         86,049        55,975     90,239         346,002







Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                         ALLIED IRISH BANKS, p.l.c.
                                         (Registrant)




Date  19 February 2003                   By: ___________________
                                             Gary Kennedy
                                             Group Director, Finance,
                                             Risk and Enterprise
                                             Technology
                                             Allied Irish Banks, p.l.c.